Exhibit 99.2

PROTIVA AGRICULTURAL DEVELOPMENT COMPANY INC.

OPTION AGREEMENT

i

	(o)	Notification of Certain IP Matters	28
	(p)	Certain Business Practices Covenant	29
	(q)	Export Controls Covenant	30
	(r)	PadCo-Protiva License and Services Agreement	30
	(s)	Tekmira	30

8.	Closing Conditions		30

	(a)	Conditions of Monsanto Canada	30
	(b)	Conditions of Protiva	32

9.	Termination		33

	(a)	Automatic Termination; Termination Upon Failure to Elect to Continue	33
	(b)	Breach by Company or Protiva	33
	(c)	Breach of This Agreement by Monsanto Canada	33
	(d)	Acquisition of Protiva or Tekmira by a Principal Competitor	34
	(e)	Phase A	34
	(f)	Phase B	34
	(g)	Phase C	34
	(h)	Survival	34
	(i)	Rights Upon Termination	34

10.	Certain Covenants		34

	(a)	Reporting	34
	(b)	Exclusivity	34

11.	Indemnification		35

12.	Miscellaneous		35

	(a)	Further Assurances	35
	(b)	Notices	35
	(c)	Entire Agreement	35
	(d)	Amendments, Waivers and Consents	36
	(e)	Binding Effect; Assignment	36
	(f)	Public Announcements	36
	(g)	General	36
	(h)	Severability	36
	(i)	Counterparts	36
	(j)	Governing Law; Jurisdiction	36
	(k)	Joint Research Committee	37
	(l)	Disclosure of Protiva Project Compounds	39
	(m)	Specific Enforcement	40
	(n)	No Finder’s Fees	40
	(o)	Titles and Subtitles	40
	(p)	Delays or Omissions	40

ii

Exhibits

Exhibit A	-	Research Plan
Exhibit B-1	-	Upfront Option Completion Criteria
Exhibit B-2(i)	-	Option Plant Phase A Completion Criteria
Exhibit B-2(ii)	-	Option Insect Phase A Completion Criteria
Exhibit B-3(i)	-	Option Plant Phase B Completion Criteria
Exhibit B-3(ii)	-	Option Insect Phase B Completion Criteria
Exhibit B-4(i)	-	Option Plant Phase C Completion Criteria
Exhibit B-4(ii)	-	Option Insect Phase C Completion Criteria
Exhibit B-5(i)	-	Option Set-up Completion Criteria
Exhibit B-5(ii)	-	Option Shipment Completion Criteria
Exhibit B-6	-	Technology Transfer Completion Criteria
Exhibit C	-	PadCo-Protiva License and Services Agreement
Exhibit D	-	Protiva-Monsanto Services Agreement
Exhibit E	-	Milestone Achievement Notice
Exhibit F	-	Disclosure Schedule
Exhibit G	-	Press Release
Exhibit H	-	Form of Option Exercise Price Certificate/Early Option Exercise Price Certificate
Exhibit I	-	Phase Completion Notice
Exhibit J	-	Certain Knowledge Persons
Exhibit K	-	Certain Principal Competitors

Appendix A

iii

OPTION AGREEMENT

This OPTION AGREEMENT (this “Agreement”), made as of January 12, 2014 (the “Effective Date”) by and among Monsanto Canada, Inc., a Canadian corporation (“Monsanto Canada”), Tekmira Pharmaceuticals Corporation, a British Columbia corporation (“Tekmira”), Protiva Biotherapeutics Inc., a British Columbia corporation (“Protiva”), and Protiva Agricultural Development Company Inc., a British Columbia corporation (the “Company”).

INTRODUCTION

A. The Company, a company newly-formed by Protiva and its wholly-owned subsidiary, has been formed for the purpose of conducting a program to design and synthesize Compounds and/or Formulations and to conduct research and development activities for such Compounds and/or Formulations as described in the Research Plan (the “Research Program”).

B. Concurrently with the execution of this Agreement, the Company and Protiva are entering into a License and Services Agreement (as the same may be amended, restated or otherwise modified from time to time, the “PadCo-Protiva License and Services Agreement”), pursuant to which, among other things, (a) the Company will allow Protiva to conduct services for the Company to design and synthesize Compounds and/or Formulations according to the Research Program and (b) Protiva will grant the Company the Protiva License.

C. Concurrently with the execution of this Agreement, Protiva and Monsanto Company, a Delaware corporation (“Monsanto”), are entering into a Services Agreement (as the same may be amended, restated or otherwise modified from time to time, the “Protiva-Monsanto Services Agreement”), pursuant to which, among other things, Monsanto will conduct services for Protiva to screen Compounds and/or Formulations according to the Research Program.

D. Protiva desires to grant to Monsanto Canada, and Monsanto Canada desires to be granted by Protiva, an option for Monsanto Canada to acquire all of the outstanding capital stock of the Company from Protiva, provided that at the request of Monsanto Canada at the time of giving notice of exercise of that option, Monsanto Canada may instead elect to be assigned the PadCo-Protiva License and Services Agreement, the Protiva License, the Company Owned Intellectual Property and the other Company Licensed Intellectual Property, if any, in the manner described herein.

In consideration of the foregoing and the agreements set forth below, the parties agree with each other as follows:

1. Certain Defined Terms. As used in this Agreement, the following terms shall have the following respective meanings:

“Action” means any pending or threatened claim, demand, notice, action, suit, arbitration, proceeding or investigation.

“Affiliate” means, when used with respect to a specified Person, another Person that either directly or indirectly, now or hereafter, through one or more intermediaries, controls, is controlled by, or is under common control with, the specified Person; provided, however, that until Monsanto has acquired all of the outstanding capital stock of the Company from Protiva, the Company shall not be an Affiliate of Monsanto Canada and none of Monsanto Canada or its Affiliates shall be an Affiliate of the Company. For purposes of this definition, “control” (including the terms “controlled by” and “under common control with”), with respect to the relationship between or among two or more Persons, shall mean the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee, personal representative or executor, by contract or otherwise, including, without limitation, the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.

“Agricultural Field” has the meaning in the PadCo-Protiva License and Services Agreement.

“Board” means the Board of Directors of the Company.

“Business Day” means any weekday on which banks are open for general banking business in St. Louis, Missouri and in Vancouver, British Columbia.

“Call Period” means the period commencing on the Effective Date of this Agreement and ending on the earliest to occur of (a) the Closing, (b) the expiration of the Option Notice Period without Monsanto Canada having exercised the Call Option, or (c) the termination of this Agreement in accordance with the terms of Section 9 without a Closing having occurred.

“Change of Control” means (a) the closing of the sale, transfer or other disposition (including by way of exclusive license) of all or substantially all of an entity’s assets, (b) the consummation of the merger or consolidation of an entity with or into another entity (except a merger or consolidation in which the members or stockholders of such original entity immediately prior to such merger or consolidation continue to hold at least fifty percent (50%) of the voting power of such original entity or the surviving or acquiring entity), or (c) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a Person or group of Affiliated Persons (other than an underwriter of an entity’s securities), of an entity’s securities if, after such closing, such Person or group of affiliated Persons would hold fifty percent (50%) or more of the outstanding securities of such entity (or the surviving or acquiring entity).

“Code” means the Income Tax Act (Canada).

“Commercial Milestone Payment” has the meaning given to such term in the PadCo-Protiva License and Services Agreement.

“Commercialize” has the meaning given to such term in the PadCo-Protiva License and Services Agreement.

“Company Business” means discovering, identifying, characterizing and conducting research and Commercialization activities on Compounds and Formulations intended for the delivery of nucleic acids in the Agricultural Field.

“Company Licensed Intellectual Property” means the Intellectual Property licensed to the Company by any third party, including the Protiva Intellectual Property.

“Company Owned Intellectual Property” means all Intellectual Property owned by the Company.

“Completion Criteria” means the Option Insect Phase A Completion Criteria, the Option Plant Phase A Completion Criteria, the Option Insect Phase B Completion Criteria, the Option Plant Phase B Completion Criteria, the Option Insect Phase C Completion Criteria, the Option Plant Phase C Completion Criteria, the Upfront Option Completion Criteria, the Option Set-up Completion Criteria, the Option Shipment Completion Criteria, and the Technology Transfer Completion Criteria.

“Compound” has the meaning given to such term in the PadCo-Protiva License and Services Agreement.

“Confidential Information” has the meaning in the PadCo-Protiva License and Services Agreement.

“Continuing JRC Term” has the meaning in the PadCo-Protiva License and Services Agreement.

“Controlled by” has the meaning in the PadCo-Protiva License and Services Agreement.

“Copyrights” means United States and foreign copyrights, copyrightable works and mask works, whether registered or unregistered, and pending applications to register the same, and moral rights in the foregoing.

“Damages” means the amount of any liabilities, losses, damages, penalties, fines, charges (including costs of investigation), costs, claims, deficiencies, injuries, settlements, judgments, awards, fees, or expenses (including reasonable attorneys’ fees and expenses and reasonable costs and expenses of other professionals, including consultants and experts), whether or not involving an Action, including any costs of defending any Actions or enforcing an Indemnified Party’s rights under this Agreement, actually incurred or suffered by a party with respect to or relating to an Action, event, circumstance or state of facts.

“Data Package” means all relevant study reports and other previously prepared and reasonably related documents in the possession or control of (i) Protiva to the extent such reports or documents are generated pursuant to the Research Program or (ii) the Company, including existing development plans and regulatory correspondence, that provide evidence that Phase C has been completed.

“Diligence Buyout Payment” has the meaning given to such term in the PadCo-Protiva License and Services Agreement.

“Disclosing Party” means, as applicable, (i) Monsanto, Monsanto Canada and/or their Affiliates to the extent such “Disclosing Party” is disclosing Confidential Information to a Receiving Party; (ii) Protiva and/or its Affiliates (other than the Company and any subsidiaries of the Company) to the extent such “Disclosing Party” is disclosing Confidential Information to a Receiving Party; or (iii) the Company and/or any subsidiaries of the Company to the extent such “Disclosing Party” is disclosing Confidential Information to a Receiving Party. If the Closing occurs, then from and after the Closing, provisions regarding disclosures of Confidential Information made by the Company and/or any of its subsidiaries as the Disclosing Party to Protiva and/or its Affiliates (other than the Company and any subsidiaries of the Company) shall inure to the benefit of Monsanto Canada as the successor in interest to the Company (whether as a result of the acquisition of the Company’s right, title and interest in and to the Protiva License or the outstanding capital stock of the Company).

“Early Option Exercise Price” means [Redacted – amount], plus (a) any Initiation Payments that have already been paid by Monsanto Canada pursuant to the terms of Section 2(e), plus (b) all Milestone Payments regardless of whether such Milestone Payment has already been paid by Monsanto Canada pursuant to the terms of Section 3(b), less (c) if Monsanto Canada exercises its option to purchase all outstanding capital stock of the Company pursuant to Section 3(a), any Indebtedness of the Company or any of its subsidiaries.

“Early Option Exercise Price Credits” means (a) the Upfront Option Payment if already paid by Monsanto Canada pursuant to the terms of Section 3(b)(ii), plus (b) any Initiation Payments that have already been paid by Monsanto Canada pursuant to the terms of Section 2(e), plus (c) any Milestone Payments that have already been paid by Monsanto Canada pursuant to the terms of Section 3(b).

“Exclusivity Period” means the period beginning on the Effective Date and ending on the later of (a) the termination by Monsanto Canada of this Agreement in accordance with the terms of Section 9, (b) the Failure to Exercise, or (c) the [Redacted – milestone].

“Failure to Exercise” means the expiration of the Call Period without Monsanto Canada exercising the Call Option.

“Formulation” has the meaning given to such term in the PadCo-Protiva License and Services Agreement.

“GAAP” means generally accepted accounting principles in the United States, consistently applied.

“Governmental Authority” means any United States or supra-national, foreign, federal, state, local, provincial, or municipal government, governmental, regulatory or administrative authority, agency, body, branch, bureau, instrumentality or commission or any court, tribunal, or judicial or arbitral body having relevant jurisdiction over a subject matter.

“Governmental Order” means any order or injunction issued by or under the authority of any Governmental Authority.

“Indebtedness” means, as applied to any Person, (a) all indebtedness for borrowed money, whether current or funded, or secured or unsecured, (b) all indebtedness for the deferred purchase price of property or services represented by a note or other security (other than trade payables incurred in the ordinary course of business), (c) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (d) all indebtedness secured by a purchase money mortgage or other lien to secure all or part of the purchase price of property subject to such mortgage or lien, (e) all obligations under leases which shall have been or must be, in accordance with GAAP, recorded as capital leases in respect of which such Person is liable as lessee, (f) any liability in respect of banker’s acceptances or letters of credit, (g) all Tax or Taxes payable to a Governmental Authority, and (h) all indebtedness referred to in clauses (a), (b), (c), (d), (e), (f) or (g) above which is directly or indirectly guaranteed by or which such Person has agreed (contingently or otherwise) to purchase or otherwise acquire or in respect of which it has otherwise assured a creditor against loss.

“Independent IP Counsel” means (i) [Redacted – name] or (ii) if [Redacted – name] is unable to serve as Independent IP Counsel, then an independent, registered, U.S. patent attorney selected (i) by the mutual agreement of the parties hereto or (ii) if they cannot agree, each party hereto shall provide the names of two (2) law firms they find acceptable, excluding those firms the other party found unacceptable, to the third party arbitrator as provided in Section 12(k)(iv) below and agree to abide by the decision of the arbitrator.

“Initiation Payment” means the Option Phase A Initiation Payment, the Option Phase B Initiation Payment and the Option Phase C Initiation Payment.

“Intellectual Property” means patents or patent applications and other intellectual property and proprietary rights of any description including (a) Copyrights, (b) Patent Rights, (c) Trademarks, (d) Trade Secrets, (e) related registrations and applications for registration, (f) moral rights or publicity rights, (g) inventions, discoveries, improvements, modifications, techniques, methodologies, writings, works of authorship, designs or data, whether or not patented, patentable, copyrightable or reduced to practice, including as embodied or disclosed in any: (i) computer source codes (human readable format) and object codes (machine readable format); (ii) specifications; (iii) manufacturing, assembly, test, installation, service and inspection instructions and procedures; (iv) engineering, programming, service and maintenance notes and logs; (v) technical, operating and service and maintenance manuals and data; (vi) hardware reference manuals; and (vii) user documentation, help files or training materials, (h) other protectable intellectual property and proprietary rights of any description, including any know-how, and (i) goodwill related to any of the foregoing.

“Joint Project Intellectual Property” has the meaning set forth in the PadCo-Protiva License and Services Agreement.

“Joint Project Inventions” has the meaning set forth in the PadCo-Protiva License and Services Agreement.

“Joint Project Patents” has the meaning set forth in the PadCo-Protiva License and Services Agreement.

“JRC Joint IP Infringement Matter” has the meaning set forth in the Protiva-Monsanto Services Agreement.

“JRC Protiva Patent Infringement Matter” has the meaning set forth in the PadCo-Protiva License and Services Agreement.

“Knowledge,” including the phrase “to the Company’s Knowledge,” means with respect to a fact or matter, the knowledge of (i) the most senior employee who is principally responsible for conducting the activities under the Research Plan or overseeing any of the transactions contemplated by the Transaction Agreements, (ii) the person who is a member of the JRC designated by Protiva on the date hereof or the Closing, as applicable or (iii) those persons identified on Exhibit J, in the case of clause (i), (ii), and (iii), following reasonable inquiry; provided that the persons referenced in clauses (i), (ii) and (iii) are current employees or independent contractors of Tekmira, Protiva, the Company or any of their Affiliates. Each of “Known” or “Knowingly” has a correlative meaning.

“Law” means, in each case to the extent applicable, any United States or non-U.S. federal, state, provincial, municipal, or local law, statute, regulation, rule, code, constitution, regulation, rule, notice, court decision, interpretation, agency guidance, order, resolution, stipulation, determination, requirement, edict or ordinance enacted, adopted, issued, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority (including those pertaining to electrical, building, zoning, environmental, animal welfare and occupational safety and health requirements) or common law.

“Liability” means any and all debts, liabilities and obligations of any kind or nature, whether accrued or fixed, absolute or contingent, matured or unmatured, or determined or determinable.

“Lien” means any mortgage, deed of trust, security interest, pledge, hypothecation, assignment in the nature of a security interest, attachment, encumbrance, lien (statutory, judgment or otherwise), or other security agreement of any kind or nature whatsoever (including any conditional sale or other title retention agreement and any lease in the nature of a security interest).

“Material Adverse Effect” means any change, event, circumstance, development, occurrence or effect that individually, or taken together with any other change, event, circumstance, development, occurrence or effect is, or would reasonably be expected to have, a materially adverse effect on (i) to the business, assets (including intangible assets), Intellectual Property, liabilities, financial condition, property, or results of operations of the Company or (ii) the ability of the Company, Tekmira or Protiva, as applicable, to consummate the transactions contemplated by this Agreement.

“Milestone Payments” means the Option Insect Milestone A Payment, the Option Plant Milestone A Payment, the Option Insect Milestone B Payment, the Option Plant Milestone B Payment, the Option Insect Milestone C Payment, the Option Plant Milestone C Payment, the Option Set-up Milestone Payment and the Option Shipment Milestone Payment.

“Monsanto Project Intellectual Property” shall have the meaning given to such term in the Protiva-Monsanto Services Agreement.

“Option Exercise Price” means [Redacted – amount], plus (a) any Initiation Payments that have already been paid by Monsanto Canada pursuant to the terms of Section 2(e), plus (b) any Milestone Payments that have already been paid by Monsanto Canada pursuant to the terms of Section 3(b), less (c) if Monsanto Canada exercises its option to purchase all outstanding capital stock of the Company pursuant to Section 3(a), any Indebtedness of the Company or any of its subsidiaries.

“Option Exercise Price Credits” means (a) the Upfront Option Payment if already paid by Monsanto Canada pursuant to the terms of Section 3(b)(ii), plus (b) any Initiation Payments that have already been paid by Monsanto Canada pursuant to the terms of Section 2(e), plus (c) any Milestone Payments that have already been paid by Monsanto Canada pursuant to the terms of Section 3(b).

“Option Insect Milestone A” shall mean that the JRC has made a determination that the Company has satisfied the Option Insect Phase A Completion Criteria.

“Option Insect Milestone B” shall mean that the JRC has made a determination that the Company has satisfied the Option Insect Phase B Completion Criteria.

“Option Insect Milestone C” shall mean that the JRC has made a determination that the Company has satisfied the Option Insect Phase C Completion Criteria.

“Option Insect Phase A Completion Criteria” shall mean the criteria outlined in Exhibit B-2(ii).

“Option Insect Phase B Completion Criteria” shall mean the criteria outlined in Exhibit B-3(ii).

“Option Insect Phase C Completion Criteria” shall mean the criteria outlined in Exhibit B-4(ii).

“Option Notice Period” means, after the JRC has made a determination in accordance with Section 12(k) that the Company has completed Phase C, the period commencing on the date on which Monsanto Canada has received both (a) the Data Package from Protiva, and (b) an Amended Disclosure Schedule dated no later than the date of delivery of such Data Package, and ending ninety (90) days after the later of the date of delivery of such Data Package or Amended Disclosure Schedule.

“Option Plant Milestone A” shall mean that the JRC has made a determination that the Company has satisfied the Option Plant Phase A Completion Criteria.

“Option Plant Milestone B” shall mean that the JRC has made a determination that the Company has satisfied the Option Plant Phase B Completion Criteria.

“Option Plant Milestone C” shall mean that the JRC has made a determination that the Company has satisfied the Option Plant Phase C Completion Criteria.

“Option Plant Phase A Completion Criteria” shall mean the criteria outlined in Exhibit B-2(i).

“Option Plant Phase B Completion Criteria” shall mean the criteria outlined in Exhibit B-3(i).

“Option Plant Phase C Completion Criteria” shall mean the criteria outlined in Exhibit B-4(i).

“Option Set-up Completion Criteria” shall mean the criteria outlined in Exhibit B-5(i).

“Option Set-up Milestone” shall mean that the JRC has made a determination that the Company has satisfied the Option Set-up Completion Criteria.

“Option Shipment Completion Criteria” shall mean the criteria outlined in Exhibit B-5(ii).

“Option Shipment Milestone” shall mean that the JRC has made a determination that the Company has satisfied the Option Shipment Completion Criteria.

“Order” means any order, stay, writ, judgment, injunction, decree, determination or award from a court or other Governmental Authority of competent jurisdiction.

“Patent” has the meaning in the PadCo-Protiva License and Services Agreement.

“Patent Rights” means rights in or licensed access to a Patent.

“Person” means an individual, corporation, limited liability company, syndicate, association, trust, partnership, joint venture, unincorporated organization, government agency or any agency, instrumentality or political subdivision thereof, or other entity.

“Phase A” shall mean the initial development activities outlined in the Research Plan to be commenced pursuant Section 2(e)(ii).

“Phase B” shall mean the activities outlined in the Research Plan to be commenced pursuant Section 2(e)(iii).

“Phase C” shall mean the activities outlined in the Research Plan to be commenced pursuant Section 2(e)(iv).

“Principal Competitor” means (a) those Persons listed on Exhibit K and, unless otherwise indicated with respect to such Person on Exhibit K, any of their Affiliates, and any entity that acquires all or substantially all of any of the foregoing Persons or all or substantially all of such Person’s agricultural division or the agricultural subsidiary of any of the foregoing Persons; and (b) any Person and any of their Affiliates (i) now known, or that emerges in the future, which is engaged in the business of developing, marketing or selling agricultural products (including agricultural chemical products and transgenic plants) for applications in the Agricultural Field and (ii) which is one of the top ten businesses in sales world-wide in developing, marketing or selling agricultural products (including agricultural chemical products and transgenic plants) for applications in the Agricultural Field. Notwithstanding the foregoing, in no event shall Monsanto or any controlled Affiliate thereof be deemed a “Principal Competitor” under this Agreement.

“Products” has the meaning in the PadCo-Protiva License and Services Agreement.

“Protiva Intellectual Property” has the meaning in the PadCo-Protiva License and Services Agreement.

“Protiva License” has the meaning in the PadCo-Protiva License and Services Agreement.

“Protiva Project Inventions” has the meaning in the PadCo-Protiva License and Services Agreement.

“Protiva Project Patents” has the meaning in the PadCo-Protiva License and Services Agreement.

“Receiving Party” means, as applicable, (i) Monsanto, Monsanto Canada and/or their Affiliates to the extent such “Receiving Party” is receiving Confidential Information from a Disclosing Party; (ii) Protiva and/or its Affiliates (other than the Company and any subsidiaries of the Company) to the extent such “Receiving Party” is receiving Confidential Information from a Disclosing Party; or (iii) the Company and/or any subsidiaries of the Company to the extent such “Receiving Party” is receiving Confidential Information from a Disclosing Party.

“Research Plan” means the written research plan attached hereto as Exhibit A, which describes the activities to be performed in the course of the Research Program, and subsequent amendments thereto approved by the JRC.

“Tax” or “Taxes” means any and all taxes, assessments, levies, tariffs, imposts, duties or other charges or impositions in the nature of a tax (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Authority, including income, estimated income, gross receipts, profits, business, license, occupation, franchise, capital stock, real or personal property, sales, use, transfer, value added, employment or unemployment, social security, disability, alternative or add-on minimum, customs, excise, stamp, environmental, commercial rent and withholding taxes.

“Tax Return” means any return (including any information return), report, statement, declaration, schedule, notice, form, election or other document (including any attachments thereto and amendments thereof) required to be filed with any Governmental Authority with respect to any Tax.

“Technology Transfer” means the transfer by Protiva to Monsanto of the specifications, protocols, data and other documentation described in Exhibit B-6, not provided to Monsanto prior to the Closing Date, for (i) the detection of applied dsRNA molecules and modified dsRNA molecules in biological matrix; (ii) the Manufacture of Products, including scale up engineering; and (iii) any Know-How owned or Controlled by Protiva or any of its Affiliates as of the Closing Date relating to the Research Program or other Protiva Intellectual Property as applied in the Agricultural Field.

“Technology Transfer Completion Criteria” shall mean the criteria outlined in Exhibit B-6.

“Total Option Consideration” means the sum of the Option Exercise Price or Early Option Exercise Price or the amount paid pursuant to Section 3(h)(iii), as applicable, and the Commercial Milestone Payment, if any.

“Trade Secrets” means confidential ideas and information, trade secrets, inventions, concepts, methods, processes, formulae, reports, data, research and development results, customer lists, mailing lists, business plans and other proprietary information.

“Trademarks” means United States, state and foreign trademarks, service marks, logos, trade dress, trade names and Internet domain names, whether registered or unregistered, and pending applications to register the foregoing.

“Transaction Agreements” shall have the meaning given to such term in the PadCo-Protiva License and Services Agreement.

“Transactions” means each of the transactions contemplated by this Agreement and each of the other Transaction Agreements.

“United States” means the United States of America and its territories and possessions.

“Upfront Option Completion Criteria” shall mean the criteria outlined in Exhibit B-1.

“Upfront Option Trigger” shall mean that the JRC has made a determination that the Company has satisfied the Upfront Option Completion Criteria.

As used in this Agreement, the following terms shall have the meanings ascribed thereto in the respective Sections of this Agreement set forth opposite each such term below:

Term	Section
Acquisition Proposal	7(g)
Acquisition Transaction	7(g)
Agreement	Preamble

Term	Section
Amended Disclosure Schedule	7(h)
Call Option	3(a)
Change of Control Exercise Payment	3(h)(iii)
Closing	3(d)
Closing Date	3(d)
Closing Payment	3(c)(i)(A)
Company	Preamble
Company Cure Period	9(b)
Company Indemnified Parties	11(b)(ii) of Appendix A
Company Shares	7(k)
Disclosure Schedule	7(h)
Dispute Negotiation Period	12(k)(i)
Early Option Exercise Price Certificate	3(c)(ii)(A)
Early Exercise Closing Payment	3(c)(ii)(A)
Effective Date	Preamble
Environmental Laws	4(w) of Appendix A
Exercise Date	3(c)
Exercise Notice	3(c)
FCPA	4(i) of Appendix A
Financial Statements	4(k) of Appendix A
Fundamental Representations	11(a) of Appendix A
Hazardous Substance	4(w) of Appendix A
Holdback Amount	3(c)(i)(B)
Indemnified Party	11(d)(i) of Appendix A
Indemnifying Party	11(d)(i) of Appendix A
Joint Patent Prosecution Matters	Schedule 12(k)
JRC	12(k)
JRC Party	12(k)
JRC Parties	12(k)
Milestone Achievement Notice	3(b)(i)
Monsanto Canada	Preamble
Monsanto Canada Cure Period	9(c)
Monsanto Canada Director	7(k)
Monsanto Indemnified Parties	11(b) of Appendix A
Monsanto	Introduction

Term	Section
Option Exercise Price Certificate	3(c)(i)(A)
Option Insect Milestone A Payment	3(b)(vi)
Option Insect Milestone B Payment	3(b)(viii)
Option Insect Milestone C Payment	3(b)(x)
Option Phase A Initiation Payment	2(e)(ii)
Option Phase B Initiation Payment	2(e)(iii)
Option Phase C Initiation Payment	2(e)(iv)
Option Plant Milestone A Payment	3(b)(v)
Option Plant Milestone B Payment	3(b)(vii)
Option Plant Milestone C Payment	3(b)(ix)
Option Set-up Milestone Payment	3(b)(iii)
Option Shipment Milestone Payment	3(b)(iv)
Organizational Documents	4(v) of Appendix A
PadCo-Protiva License and Services Agreement	Introduction
PCBs	4(w) of Appendix A
Permits	4(h)(ii) of Appendix A
Permitted Recipients	12(l)
Phase Completion Notice	2(e)(i)
Phase Election Period	2(e)(i)
Project Patent Response Deadline	Schedule 12(k)
Proposed Joint Patent Abandonment	Schedule 12(k)
Proposed Project Patent Abandonment	Schedule 12(k)
Prosecution Matters Resolution Period	Schedule 12(k)
Protiva	Preamble
Protiva Monsanto Services Agreement	Introduction
Protiva Patent Prosecution Matters	Schedule 12(k)
Protiva Project Compound	12(l)
Proxy Shares	7(l)
Regulatory Filings	4(h)(iii) of Appendix A
Research Program	Introduction
Substantive Action	7(o)
Tax Representations	11(a) of Appendix A
Tekmira	Preamble
Third Party Claim	11(d)(i) of Appendix A
Threshold	11(c)(i) of Appendix A
UK Bribery Act	4(i) of Appendix A
Upfront Option Payment	3(b)(ii)

2. Conduct of Research Program.

(a) Rights and Responsibilities. During the Call Period, the Company shall be responsible for activities to be performed in the course of the Research Program. During the Call Period, the Company shall conduct such activities at its own cost and expense. For clarity, subject to Monsanto’s performance of its obligations herein, the Company shall be responsible for all payments due to Protiva under the PadCo-Protiva License and Services Agreement.

(b) PadCo-Protiva License and Services Agreement. The Company has engaged Protiva to perform certain activities described in the Research Plan pursuant to that certain PadCo-Protiva License and Services Agreement attached hereto as Exhibit C.

(c) Protiva-Monsanto Services Agreement. Protiva has engaged Monsanto to perform certain activities described in the Research Plan pursuant to that certain Protiva-Monsanto Services Agreement attached hereto as Exhibit D.

(d) Diligence. During the Call Period, Protiva and the Company shall use reasonable best efforts to (x) undertake the activities set forth in the Research Plan in accordance with prevailing scientific standards and in compliance with all applicable Laws, (y) pursue the achievement of the Completion Criteria, and (z) comply with all of its obligations under this Agreement and the other Transaction Agreements.

(e) Initiation of Phase A, Phase B and Phase C.

(i) Promptly but no later than five (5) Business Days following the date on which, each of Phase A or Phase B has been completed, the JRC shall have prepared and delivered to Monsanto Canada a written notice in substantially the form attached hereto as Exhibit I (a “Phase Completion Notice”), notifying Monsanto Canada that the JRC has made a determination that the Company has completed Phase A or Phase B and that Monsanto Canada has thirty (30) days after receipt of such Phase Completion Notice to elect to initiate the subsequent phase (the “Phase Election Period”).

(ii) No later than five (5) Business Days following the Effective Date, Monsanto Canada shall pay to Protiva [Redacted – amount] (the “Option Phase A Initiation Payment”) by electronic wire as arranged with Protiva to initiate Phase A of the Research Program. The Option Phase A Initiation Payment shall be deemed to be a partial prepayment of the amounts due upon exercise of the Call Option.

(iii) If Monsanto Canada elects during the applicable Phase Election Period to initiate Phase B of the Research Program, Monsanto Canada shall pay to Protiva [Redacted – amount] (the “Option Phase B Initiation Payment”) by electronic wire to Protiva within 10 Business Days of such election. The Option Phase B Initiation Payment shall be deemed to be a partial prepayment of the amounts due upon exercise of the Call Option. For the avoidance of doubt, Phase B cannot be initiated without Monsanto Canada’s election.

(iv) If Monsanto Canada elects during the applicable Phase Election Period to initiate Phase C of the Research Program, Monsanto Canada shall pay to Protiva [Redacted – amount] (the “Option Phase C Initiation Payment”) by electronic wire to Protiva within 10 Business Days of such election. The Option Phase C Initiation Payment shall be deemed to be a partial prepayment of the amounts due upon exercise of the Call Option. For the avoidance of doubt, Phase C cannot be initiated without Monsanto Canada’s election.

3. Call Option.

(a) Option Grant. Protiva hereby grants Monsanto Canada the option (the “Call Option”) during the Call Period to require Protiva to sell, convey and transfer to Monsanto Canada all outstanding capital stock of the Company in consideration for the payment by Monsanto Canada to Protiva of the amounts set forth in this Section 3. At such time as Monsanto Canada gives Protiva notice of its exercise of the Call Option in accordance with the provisions hereof, Monsanto Canada may by notice in writing included in its notice of exercise of the Call Option instead require Protiva to sell, convey and assign to Monsanto Canada, or cause the Company to sell, convey and assign to Monsanto Canada, all of the Company’s right, title and interest in, to and under the License and Services Agreement, the Protiva License, the Company Owned Intellectual Property and the other Company Licensed Intellectual Property, if any, also in consideration for the payment by Monsanto Canada to Protiva of the amounts set forth in this Section 3 (the “Notice of Assignment”). At any time following receipt of such Notice of Assignment, Protiva shall have the right to reorganize the Company, including by merging the Company with and into Protiva, if Protiva obtains Monsanto’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed. In no event shall any such reorganization adversely affect the right, title and interest in, to and under the Protiva-PadCo License and Services Agreement, the Protiva License, the Company Owned Intellectual Property and the other Company Licensed Intellectual Property, if any, sold, conveyed and assigned to Monsanto Canada pursuant to this Section 3(a).

(b) Upfront Option Payment and Milestone Payments. As consideration for the grant of the Call Option, and as further partial prepayments for the exercise thereof:

(i) Promptly but no later than five Business Days following the date on which each of the Upfront Option Trigger, Option Set-up Milestone, Option Shipment Milestone, Option Plant Milestone A, Option Insect Milestone A, Option Plant Milestone B, Option Insect Milestone B, Option Plant Milestone C, or Option Insect Milestone C has been achieved, the JRC shall prepare and deliver to Monsanto Canada a written notice in substantially the form attached hereto as Exhibit E (a “Milestone Achievement Notice”), notifying Monsanto Canada of each such achievement and requesting that Monsanto Canada pay the Upfront Option Payment, Option Set-up Milestone Payment, Option Shipment Milestone Payment, Option Plant Milestone A Payment, Option Insect Milestone A Payment, Option Plant Milestone B Payment, Option Insect Milestone B Payment, Option Plant Milestone C Payment, or Option Insect Milestone C Payment, as applicable.

(ii) Monsanto Canada shall pay to Protiva, within five (5) Business Days after receipt of a Milestone Achievement Notice with respect to the Upfront Option Trigger, [Redacted – amount] (the “Upfront Option Payment”) by electronic wire as arranged with Protiva.

(iii) Monsanto Canada shall pay to Protiva, within thirty (30) days after receipt of a Milestone Achievement Notice with respect to the Option Set-up Milestone, [Redacted – amount] (the “Option Set-up Milestone Payment”) by electronic wire as arranged with Provita.

(iv) Monsanto Canada shall pay to Protiva, within thirty (30) days after receipt of a Milestone Achievement Notice with respect to the Option Shipment Milestone, [Redacted – amount] (the “Option Shipment Milestone Payment”) by electronic wire as arranged with Protiva.

(v) Monsanto Canada shall pay to Protiva, within thirty (30) days after receipt of a Milestone Achievement Notice with respect to the Option Plant Milestone A, [Redacted – amount] (the “Option Plant Milestone A Payment”) by electronic wire as arranged with Protiva.

(vi) Monsanto Canada shall pay to Protiva, within thirty (30) days after receipt of a Milestone Achievement Notice with respect to the Option Insect Milestone A, [Redacted – amount] (the “Option Insect Milestone A Payment”) by electronic wire as arranged with Protiva.

(vii) Monsanto Canada shall pay to Protiva, within thirty (30) days after receipt of a Milestone Achievement Notice with respect to the Option Plant Milestone B, [Redacted – amount] (the “Option Plant Milestone B Payment”) by electronic wire as arranged with Protiva.

(viii) Monsanto Canada shall pay to Protiva, within thirty (30) days after receipt of a Milestone Achievement Notice with respect to the Option Insect Milestone B, [Redacted – amount] (the “Option Insect Milestone B Payment”) by electronic wire as arranged with Protiva.

(ix) Monsanto Canada shall pay to Protiva, within thirty (30) days after receipt of a Milestone Achievement Notice with respect to the Option Plant Milestone C, [Redacted – amount] (the “Option Plant Milestone C Payment”) by electronic wire as arranged with Protiva.

(x) Monsanto Canada shall pay to Protiva, within thirty (30) days after receipt of a Milestone Achievement Notice with respect to the Option Insect Milestone C, [Redacted – amount] (the “Option Insect Milestone C Payment”) by electronic wire as arranged with Protiva.

(c) Option Exercise. Monsanto Canada may exercise the Call Option in a writing (the “Exercise Notice”) delivered to Protiva at any time within the Call Period. If Monsanto Canada does not deliver the Exercise Notice prior to the valid expiration of the Call

Period, the Call Option shall terminate and be of no further force and effect upon the expiration of the Call Period; provided, that, if Protiva or the Company is in material breach of any of its obligations under this Agreement, the Call Option shall not so terminate until thirty (30) days following the earlier of (i) the resolution of any dispute brought by Monsanto alleging such breach or (ii) the date on which such breach of its obligations has been cured. The date on which the Exercise Notice is delivered is referred to in this Agreement as the “Exercise Date.”

(i) Exercise of Call Option Following Completion of Phase C. If Monsanto Canada exercises the Call Option following the completion of Phase C, Monsanto Canada shall pay to Protiva the Option Exercise Price in the manner set forth below:

(A) On the tenth (10th) Business Day prior to the Closing, Protiva shall prepare and deliver to Monsanto Canada a certificate (the “Option Exercise Price Certificate”) that sets forth the Option Exercise Price less the Option Exercise Price Credits (the “Closing Payment”).

(B) Notwithstanding the foregoing, a portion of the Closing Payment equal to [Redacted – amount] (the “Holdback Amount”), shall not be paid to Protiva at the Closing, but shall instead be held by Monsanto Canada on behalf of Protiva and distributed by Monsanto Canada to Protiva in accordance with Section 3(c)(i)(D) upon completion of the Technology Transfer in accordance with the Technology Transfer Completion Criteria.

(C) At the Closing, Monsanto Canada shall pay to Protiva by electronic wire transfer as arranged with Protiva (i) the Closing Payment less (ii) the Holdback Amount.

(D) The Holdback Amount shall be due and payable promptly but no later than five (5) Business Days following the later of (1) the Closing or (2) as determined by the JRC, completion of the Technology Transfer to Monsanto Canada in accordance with the Technology Transfer Completion Criteria. Such Holdback shall serve as partial security for the completion of such Technology Transfer.

(ii) Early Exercise of Call Option. If Monsanto Canada exercises the Call Option prior to the completion of Phase C, Monsanto Canada shall pay to Protiva the Early Option Exercise Price in the manner set forth below:

(A) On the tenth (10th) Business Day prior to the Closing, Protiva shall prepare and deliver to Monsanto Canada a certificate (the “Early Option Exercise Price Certificate”) that sets forth the Early Option Exercise Price less the Early Option Exercise Price Credits (the “Early Exercise Closing Payment”).

(B) Notwithstanding the foregoing, a portion of the Early Exercise Closing Payment equal to the Holdback Amount, shall not be paid to Protiva at the Closing, but shall instead be held by Monsanto Canada on behalf of Protiva and distributed by Monsanto Canada to Protiva in accordance with Section 3(c)(ii)(D) upon completion of the Technology Transfer in accordance with the Technology Transfer Completion Criteria.

(C) At the Closing, Monsanto Canada shall pay to Protiva by electronic wire transfer as arranged with Protiva (i) the Early Exercise Closing Payment less (ii) the Holdback Amount; provided however, if Monsanto Canada exercises the Call Option within ninety (90) days of a Change of Control of Protiva or Tekmira with a Principal Competitor, Monsanto Canada shall only be required to pay to Protiva by electronic wire transfer as arranged with Protiva the applicable Change of Control Exercise Payment.

(D) The Holdback Amount shall be due and payable promptly but no later than five (5) Business Days following the later of (1) the Closing or (2) as determined by the JRC, completion of the Technology Transfer to Monsanto Canada in accordance with the Technology Transfer Completion Criteria. Such Holdback shall serve as partial security for the completion of such Technology Transfer.

(d) Closing. The closing of the transactions contemplated by the exercise of the Call Option (the “Closing”) shall take place at the offices of Bryan Cave LLP, 211 North Broadway, Suite 3600, St. Louis, Missouri 63119, at 10:00 a.m., Central time, on the fifth (5th) calendar day after the satisfaction or waiver of the last of the conditions set forth in Section 8 to be satisfied or waived in accordance with the terms of this Agreement following the exercise of the Call Option (other than those conditions which, by their terms, are to be satisfied at the Closing), or at such other date, time and location as Monsanto Canada and Protiva may agree in writing (the “Closing Date”).

(e) Payment at Closing. At the Closing, (i) Monsanto Canada shall pay the amounts set forth in Section 3(c)(i)(C) or Section 3(c)(ii)(C) or the applicable Change of Control Exercise Payment, as applicable, and (ii) Protiva, Tekmira and the Company shall execute, acknowledge and deliver such assignments, transfers, consents, assumptions and other documents and instruments and take such other commercially reasonable actions as may reasonably be requested to assign, convey or transfer to or vest in Monsanto Canada (x) all of the Company’s right, title, and interest in, to, and under the PadCo-Protiva License and Services Agreement, the Protiva License, the Company Owned Intellectual Property and the other Company Licensed Intellectual Property, if any, from the Company or (y) all of Protiva’s right, title and interest in all of the outstanding capital stock of the Company. If the outstanding capital stock of the Company is represented by certificates, Protiva shall deliver to Monsanto Canada such certificates, endorsed or accompanied by appropriate transfer power duly executed. For the avoidance of doubt, subject to Section 3(h), the sale and assignment of all of the Company’s right, title, and interest in, to, and under the Protiva License or the sale of all of Protiva’s right, title and interest in the outstanding capital stock of the Company hereunder shall not extinguish the obligation of the Company to pay the Commercial Milestone Payment to Protiva in accordance with the PadCo-Protiva License and Services Agreement.

(f) Right to Setoff. From and after the Closing, Monsanto Canada shall have the right, but not the obligation, exercisable by delivery of written notice to Protiva by Monsanto Canada, to set off against and reduce the amount of the Diligence Buyout Payment or the Commercial Milestone Payment by an amount equal to [Redacted – percentage] of any and all royalties, license fees and other consideration payable under licenses obtained from Third Parties deemed reasonably necessary or appropriate by Monsanto Canada in its discretion to avoid any claims that any Compound, Formulation or Product infringes the intellectual property rights of such Third Parties directed to lipid nano particles or the use or manufacture of lipid nano particles; provided, however, that in no event shall such set off reduce the Commercial Milestone Payment or the Diligence Buyout Payment by more than one-third of the amount of such payment (i.e., if a Commercial Milestone Payment is made and there has been no Change of Control of Protiva or Tekmira, then in no event shall Protiva receive less than [Redacted – amount] as a Commercial Milestone Payment, or if a Commercial Milestone Payment is made and there has been a Change of Control of Protiva or Tekmira, then in no event shall Protiva receive less than [Redacted – amount]).

(g) Withholding Rights and Tax Treatment of Transactions. If Monsanto Canada is required by any Governmental Authority to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to Protiva or any assignee such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any applicable provision of state, local or foreign Tax Law, Monsanto Canada shall gross up the payments owed to Protiva so that Protiva receives net of withholding taxes the amount Protiva would otherwise have received but for such withholding. The parties hereto agree to make commercially reasonable efforts to inform one another of potential exceptions to withholding obligations. To the extent that Protiva, its assignees, or successors are able to obtain a refund of such Tax withheld by Monsanto Canada, Protiva, its assignees, or successors agree to make a good-faith effort to obtain such refund and remit such refund to Monsanto, its assignees, or successors within thirty days of receipt of such refund. The parties will use their commercially reasonable efforts to mitigate any withholding Tax on any payments hereunder, including providing any appropriate certification or other documentation.

(h) Change of Control of Protiva or Tekmira. In the event of a Change of Control of Protiva or Tekmira, Monsanto Canada shall have right to take any of the following actions in its sole discretion:

(i) Monsanto Canada has the right to continue to operate under the terms of the Transaction Agreements. In the event that following a Change of Control of Protiva or Tekmira Monsanto Canada determines to continue to operate under the terms of the Transaction Agreements, Tekmira and Protiva agree to implement, within ninety (90) days of the Change of Control, information barriers and firewalls reasonably satisfactory to Monsanto Canada to separate and isolate all Confidential Information and information regarding the Transactions from the acquirer.

(ii) Monsanto Canada has the right to terminate this Agreement in accordance with Section 9(d) without payment to Protiva or Tekmira of any penalty or other amount.

(iii) Monsanto Canada has the right to exercise the Call Option; provided however, (1) if Monsanto Canada exercises the Call Option within ninety (90) days of a Change of Control of Protiva or Tekmira with a Principal Competitor and prior to completion of Phase A, Monsanto Canada shall only be required to pay to Protiva (x) [Redacted – amount] less (y) the Holdback Amount, (2) if Monsanto Canada exercises the Call Option within ninety (90) days of a Change of Control of Protiva or Tekmira with a Principal Competitor and prior to completion of Phase B, but after completion of Phase A, Monsanto Canada shall only be required to pay to Protiva (x) [Redacted – amount] less (y) the Holdback Amount, and (3) if Monsanto Canada exercises the Call Option within ninety (90) days of a Change of Control of Protiva or Tekmira with a Principal Competitor and prior to completion of Phase C, but after completion of Phase A and Phase B, Monsanto Canada shall only be required to pay to (x) [Redacted – amount] less (y) the Holdback Amount (each a “Change of Control Exercise Payment”). The Holdback Amount shall be due and payable promptly but no later than five (5) Business Days following the later of (1) the Closing or (2) as determined by the JRC, completion of the Technology Transfer to Monsanto Canada in accordance with the Technology Transfer Completion Criteria. Such Holdback shall serve as partial security for the completion of such Technology Transfer.

In the event of a Change of Control of Protiva or Tekmira with a Principal Competitor, the Diligence Buyout Payment and the Commercial Milestone Payment under the PadCo-Protiva License and Services Agreement (if and when either is paid or payable under the terms of such agreement) shall be reduced by [Redacted – percentage]. Such amounts may be further reduced in accordance with Section 3(f) above.

4. Representations and Warranties Regarding the Company. Each of Protiva and the Company represents and warrants to Monsanto Canada that, except as set forth on the Disclosure Schedule or the Amended Disclosure Schedule, as applicable, which exceptions shall be deemed to be part of the representations and warranties made hereunder, the representations and warranties set forth in Section 4 of Appendix A to this Agreement are true and complete as of each of the Effective Date and the Closing Date, except as otherwise specifically indicated in the Disclosure Schedule or the Amended Disclosure Schedules, as applicable.

5. Representations and Warranties Regarding Protiva and Tekmira. Each of Protiva and Tekmira hereby severally represents and warrants to Monsanto Canada that the representations and warranties set forth in Section 5 of Appendix A to this Agreement are true and complete as of each of the Effective Date and the Closing Date.

6. Representations and Warranties of Monsanto Canada. Monsanto Canada hereby represents and warrants to the Company and Protiva that the representations and warranties set forth in Section 6 of Appendix A to this Agreement are true and complete as of each of the Effective Date and the Closing Date.

7. Covenants and Restrictions.

(a) Acknowledgement of Transfer Restriction. During the Call Period, each of Protiva and the Company acknowledges and agrees that the Protiva License may not be transferred or sublicensed to any Person other than Monsanto Canada.

(b) No Assignment. During the Call Period, the Company shall not assign or transfer or sublicense any rights in the PadCo-Protiva License and Services Agreement and the Company Owned Intellectual Property and any other Company Licensed Intellectual Property, if any, to any Person other than Monsanto Canada.

(c) Due Diligence Investigation.

(i) During the Call Period, upon Monsanto Canada’s request, provided that such requests are no more frequent than once (1) per calendar year, or at any other time when Monsanto Canada has a good faith intention to exercise the Call Option, Protiva will furnish to Monsanto Canada all information reasonably requested with respect to the affairs and businesses of Protiva to the extent it relates to the Protiva Intellectual Property and the Company, including the books and records of the Company and a reasonably detailed report on the current and planned development of the Company’s product candidates, including timelines and budgets, patents, patent applications, and other Intellectual Property, field studies, interactions with regulatory authorities, manufacturing activities, and publication plans; provided that, all reasonable third party out of pocket expenses (other than accounting fees and attorneys fees) incurred by Protiva in providing such information to Monsanto Canada shall be paid by Monsanto Canada. To the extent any such report contains a significant change in activities and timelines from the report previously furnished to Monsanto Canada, such report will also include explanations for all of such changes. Representatives of the Company and Protiva shall meet with Monsanto Canada, upon Monsanto Canada’s reasonable request, regularly during each year at the Company’s facilities at mutually agreeable times to discuss the matters set forth in this subsection.

(ii) During the Call Period, other than in connection with the matters specified in clause (i) above, Protiva shall permit Monsanto Canada at Monsanto Canada’s expense, to visit and inspect the Company’s properties no more than two (2) times per year, or at any other time when Monsanto Canada has a good faith intention to exercise the Call Option, upon at least five (5) Business Days’ advance written notice, to examine the Company’s books of account and records and discuss the Company’s affairs, finances, and accounts with its officers, during normal business hours of the Company as may be reasonably requested by Monsanto Canada.

(d) Prior to Closing. During the period beginning on the Effective Date and ending on the (x) expiration of the Call Period if Monsanto Canada does not exercise the Call Option or (y) Closing if Monsanto Canada exercises the Call Option, and without limiting the covenants set forth in Section 2 with respect to the conduct of the Research Program, without the approval of the Board, including the approval of the Representatives in any event, the Company shall use commercially reasonable efforts to: (A) operate the Company Business in accordance with the Research Plan, (B) preserve intact the business organization of the Company, (C) preserve the current relationships of the Company with customers, suppliers and other Persons with which the Company has significant business relations, and (D) comply with all of the material covenants set forth in the PadCo-Protiva License and Services Agreement. In addition, during such period the Company shall not and Protiva shall cause the Company to not, without the prior written consent of Monsanto Canada, directly or indirectly do, or propose to do, any of the following:

(i) waive compliance by Protiva with the PadCo-Protiva License and Services Agreement or the Protiva-Monsanto Services Agreement;

(ii) own any stock or other securities of any subsidiary or other corporation, partnership, or other entity;

(iii) create any encumbrance on any material assets or properties of the Company (whether tangible or intangible) or the capital stock of the Company;

(iv) except as approved by the Board or as contemplated by this Agreement, incur any Indebtedness or guarantee, directly or indirectly, any Indebtedness;

(v) issue, transfer, deliver, sell, authorize, pledge or otherwise encumber or propose the issuance of any units, equity interests or other interests, or create, or authorize the creation of any additional class or series of units, equity interests or other interests;

(vi) increase the authorized number of any class or series of units, equity interests or other interests;

(vii) except as contemplated by this Agreement, distribute any of the Company’s material assets in the form of a dividend;

(viii) except for the Transaction Agreements, enter into any transaction or agreement with any Affiliate;

(ix) engage in any business other than the Company Business;

(x) enter into any transaction or agreement with any third party;

(xi) sell, assign, transfer, lease, license, abandon, permit to lapse or otherwise dispose of, or agree to sell, assign, transfer, lease, license, abandon, permit to lapse or otherwise dispose of, any of the material tangible assets of the Company, any material proprietary rights or technology, except as approved by the Board;

(xii) sell, assign, transfer, lease, sublicense, abandon, permit to lapse or otherwise dispose of, or agree to sell, assign, transfer, lease, sublicense, abandon, permit to lapse or otherwise dispose of, any of the Company’s rights in, to, or under the Protiva License or any of Protiva’s rights in the capital stock of the Company;

(xiii) acquire (by merger, consolidation or combination, or acquisition of stock or assets) any corporation, partnership or other business organization or division or material portion of the assets thereof, except acquisitions of inventory and supplies in the ordinary course of business consistent with past practice;

(xiv) make any change in any method of financial accounting or financial accounting practice used by the Company, other than such changes as are required by GAAP;

(xv) except in accordance with generally accepted accounting principles in Canada, consistently applied, make any change to (1) the Company’s normal month to month accounting practices and policies, including those relating to the collection of accounts receivable, the payment of accounts payable or other similar Liabilities of the Company or (2) the application of such policies;

(xvi) (1) hire any employee, (2) enter into or amend any employment, deferred compensation, severance or similar contract, (3) incur any obligation to compensate any member of the Board or officer of the Company, (4) pay or make provision for the payment of any bonus, profit sharing, deferred compensation, pension, retirement, severance or other similar payment or arrangement to any employee, or any member of the Board, officer of the Company or any of its Affiliates, (5) adopt any employee benefit plan, or (6) make any loans to any officer, member of the Board, Affiliate, agent, representative or consultant of the Company (other than advances to cover business expenses in the ordinary course of business) or make any change in any existing borrowing or lending arrangement for or on behalf of any of such Persons;

(xvii) amend the Company’s organizational documents;

(xviii) make any loans, advances or capital contributions to, or investments in, any other Person, other than advances to cover business expenses in the ordinary course of business;

(xix) liquidate, dissolve or effect a recapitalization or reorganization in any form of transaction;

(xx) (1) declare or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any securities, (2) split, combine or reclassify any of its securities, (3) effect a recapitalization, (4) issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for units, equity interests or similar interests, or (5) except as contemplated by this Agreement, repurchase or otherwise acquire or offer to redeem or otherwise acquire, directly or indirectly, any units, equity interests or similar interests;

(xxi) create, incur, assume, suffer to exist or otherwise be liable with respect to any debt other than on terms that allow for prepayment at any time;

(xxii) commence, settle, or offer or propose to settle, any (1) material action, or (2) action that relates to the transactions contemplated by this Agreement;

(xxiii) enter into, or allow any Affiliate to enter into any agreement, license or other similar arrangement that restricts the Company’s performance of its obligations under the Transaction Agreements; or

(xxiv) authorize, commit, enter into or offer to enter into, any contract or agreement to take or cause to be taken any of the actions prohibited by this Section 7(d).

(e) Payment of Taxes, Etc. The Company shall, and Protiva shall cause the Company and each of its subsidiaries to, and the Company shall cause each of its subsidiaries to: (i) timely file all required Tax Returns as they become due (taking all timely filed proper extension requests into account); (ii) ensure that all such Tax Returns are true, correct and complete in all material respects; and (iii) timely pay and discharge, as they become due and payable, all Taxes (other than Taxes contested in good faith by the Company or its subsidiaries in appropriate proceedings), assessments and other governmental charges or levies imposed upon the Company or its subsidiaries, their income, or any property of the Company or its subsidiaries as well as all claims of any kind (including claims for labor, materials and supplies) that, if unpaid, may by law become a Lien or charge upon the properties of the Company or its subsidiaries.

(f) Material Contracts. Protiva shall cause the Company not to and the Company shall not enter into, or extend, any material contract or commitment during the Call Period to the extent that the exercise of the Call Option or the consummation of the Closing could require the consent of the counterparty, result in a breach or violation of such contract, or otherwise require the payment of any fees or expenses in connection therewith, or give the other party the right to accelerate any obligations of the Company or such subsidiary thereunder or to cause the termination of such contract.

(g) No Shop. Until the Call Period has expired without the Call Option having been exercised, or this Agreement has been terminated in accordance with its terms: (i) neither the Company nor Protiva will, nor will the Company or Protiva authorize or permit any of their respective officers, directors, Affiliates or employees, or any investment banker, attorney or other advisor or representative retained by them to directly or indirectly, (A) solicit, initiate or induce the making, submission or announcement of any Acquisition Proposal, (B) participate in any discussions or negotiations regarding, or furnish to any Person any “non-public” information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, (C) engage in discussions with any Person with respect to an Acquisition Proposal, except as to disclose the existence of these provisions, including in response to any initial unsolicited expression of an Acquisition Proposal, (D) endorse or recommend any Acquisition Proposal, or (E) enter into any letter of intent or document or any contract, agreement or commitment contemplating or otherwise relating to any Acquisition Proposal; and (ii) the Company and Protiva will promptly notify Monsanto Canada of the receipt after the Effective Date of any proposal relating to an Acquisition Proposal or of any request for information relating to the Company or for access to the properties, books or records of the Company by any Person who has informed the Company or Protiva that such Person is considering making, or has made, an Acquisition Proposal, and the Company and Protiva will promptly provide Monsanto Canada with a summary of any documents received relating to an Acquisition Proposal and will keep Monsanto Canada informed regarding the status and details of any such Acquisition Proposal. “Acquisition Proposal” means any offer or proposal relating to any Acquisition Transaction. “Acquisition Transaction” means (1) any transaction or series of related transactions, other than the transactions contemplated by this Agreement, involving the purchase of all or a majority of the units or equity interests or assets of the Company or the purchase, acquisition, or sublicense of any right, title or interest of the Company in, to, or under the PadCo-Protiva License and Services Agreement, (2) any agreement to enter into a business combination with the Company, and (3) any agreement made, other than in the ordinary course of business, with regard to the Protiva Intellectual Property that would result in the transfer of the Protiva License from the Company to a third Person. For the avoidance of doubt, (x) an offer or proposal relating to purchase or sale of Protiva or Tekmira (including by sale of equity, merger, asset transaction or other business combination) shall not be an Acquisition Proposal or (y) the purchase or sale of Protiva or Tekmira (including by sale of equity, merger, asset transaction or other business combination) shall not be an Acquisition Transaction.

(h) Disclosure Schedule and Supplement. Attached hereto at Exhibit F is a schedule of disclosures and exceptions to the representations and warranties made by the Company and Protiva in Section 4 and Section 5 hereof as of the Effective Date (the “Disclosure Schedule”). (i) Contemporaneously with the delivery of any Data Package, and (ii) as soon as reasonably practicable, and in any event no later than ten (10) Business Days following delivery to the Company by Monsanto Canada from time to time of a request in writing for Amended Disclosure Schedules at any time when Monsanto Canada has a good faith intention to exercise the Call Option, Protiva and the Company shall prepare and deliver to Monsanto Canada an updated schedule of disclosures and exceptions to the representations and warranties of the Company and Protiva contained in Section 4 and Section 5 hereof (the “Amended Disclosure Schedule”), as if such representations and warranties were made as of the date of such Amended Disclosure Schedule, except to the extent any such representations and warranties refer expressly to an earlier date. Protiva shall deliver the Amended Disclosure Schedule to Monsanto Canada (i) simultaneously with the delivery of a Data Package and (ii) as soon as reasonably practicable, and in any event no later than ten (10) Business Days following delivery to the Company by Monsanto Canada from time to time of a request in writing for Amended Disclosure Schedules at any time when Monsanto Canada has a good faith intention to exercise the Call Option. For the avoidance of doubt, in the Amended Disclosure Schedule, Protiva may schedule disclosures and exceptions to any representation and warranty made herein regardless of whether Protiva or the Company has taken exception to such representation and warranty in this Agreement as of the Effective Date so long as the Amended Disclosure Schedule refer only to disclosures of actual, specific facts or events in existence on the date of such Amended Disclosure Schedule that have occurred or been discovered since the Effective Date. Notwithstanding the foregoing, no disclosure of a fact or event on the Amended Disclosure Schedule shall be deemed to cure any failure to disclose such fact or event on any previously delivered Disclosure Schedule (or Amended Disclosure Schedule, if any), or otherwise amend any previously delivered Disclosure Schedule (or Amended Disclosure Schedule, if any); provided, however, the exceptions set forth on the Amended Disclosure Schedule shall be deemed to be part of the representations and warranties made as of such date and any item disclosed or otherwise set forth on the Disclosure Schedule or Amended Disclosure Schedule shall qualify such representations and warranties disclosed against in such schedules.

(i) Third Party Consents and Regulatory Approvals. Upon exercise of the Call Option, the parties hereto shall cooperate with each other and use reasonable best efforts to promptly achieve the closing conditions set forth in Section 8, including to (i) prepare and file all necessary documentation, to effect all applications, notices, petitions and filings as soon as reasonably practicable, to obtain as promptly as reasonably practicable all permits, consents, approvals, authorizations and clearances, which are necessary or advisable to consummate the Closing; (ii) defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement; and (iii) execute and deliver any additional instruments reasonably necessary to consummate the transactions contemplated by this Agreement.

(j) Use of Proceeds. The Company will use the Initiation Payments in furtherance of performing the Research Plan and its other obligations under the Transaction Agreements and not for any other purpose.

(k) Monsanto Canada Director. During the Option Period, Protiva hereby agrees to vote, or cause to be voted, all the shares of capital stock of the Company now owned or which may hereafter be acquired by Protiva (the “Company Shares”) in whatever manner as shall be necessary to ensure that at each annual or special meeting of stockholders of the Company or pursuant to any written consent of the stockholders of the Company (i) the individual designated by Monsanto Canada (the “Monsanto Canada Director”) be elected to, and remain a member of, the Board, (ii) the Monsanto Canada Director is not removed from the Board (other than for cause) unless approved by Monsanto Canada, (iii) any vacancy created by the death, resignation, removal or otherwise of a Monsanto Canada Director be filled by an individual designated by Monsanto Canada, (iv) upon the request of Monsanto Canada, the Monsanto Canada Director be removed from the Board and (v) in the absence of a designation by Monsanto Canada of a Monsanto Canada Director, to retain one vacant seat on the Board until such time that Monsanto Canada designates a Monsanto Canada Director and to promptly elect such Monsanto Canada Director to the Board after such designation.

(l) Grant of Proxy. Protiva hereby appoints Monsanto Canada as the true and lawful attorney in fact, agent and proxy of Protiva to (i) represent Protiva, solely with respect to [Redacted – percentage] of the Company Shares held by Protiva (the “Proxy Shares”), at any meeting of the stockholders of the Company, and at any postponements and adjournments of such meeting, (ii) execute on behalf of Protiva any written consent of the stockholders of the Company with respect to the Proxy Shares, and (iii) vote (or execute a written consent on behalf of) the Proxy Shares standing on the books of the Company in the name of Protiva. Protiva affirms that this irrevocable proxy is coupled with an interest and may not be revoked until this Agreement terminates. Protiva hereby covenants and agrees that Protiva shall not enter into any voting agreement or grant a proxy or power of attorney with respect to the Company Shares which is inconsistent with this Agreement. Protiva also hereby agrees that, until the Call Period has expired without the Call Option having been exercised, or this Agreement has been terminated in accordance with its terms, it will not, without the prior written consent of Monsanto Canada (i) grant or enter into any Liens, proxies or powers of attorney (other than as granted herein) with respect to the voting of the Company Shares, or deposit any Company Shares into a voting trust or enter into a voting agreement with respect to any Company Shares, or any interest in any of the Company Shares, except to Monsanto Canada, (ii) sell, assign, transfer, encumber or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the direct or indirect sale, assignment, transfer, encumbrance or other disposition of any of the Company Shares, or (iii) take any action that would have the effect of limiting, preventing or disabling Protiva from performing its obligations hereunder or the transactions contemplated hereby.

(m) Confidential Information.

(i) Each party agrees that, for itself and its Affiliates, until the first to occur of (a) [Redacted – milestone] or (b) [Redacted – milestone], a Receiving Party shall maintain all Confidential Information of the Disclosing Party in strict confidence and shall not

(x) disclose Confidential Information to any third party without the prior written consent of the Disclosing Party, except for disclosures expressly permitted below or (y) use Confidential Information for any purpose except those explicitly licensed or otherwise authorized or permitted by this Agreement or any other Transaction Agreement.

(ii) The obligations in Section 7(m) will not apply with respect to any portion of the Confidential Information that the Receiving Party can show by competent proof: (a) was known to the Receiving Party or its Affiliates, without any obligation to keep it confidential or any restriction on its use, prior to disclosure by the Disclosing Party; (b) is subsequently disclosed to the Receiving Party or its Affiliates by a Third Party lawfully in possession thereof and without any obligation to keep it confidential or any restriction on its use; (c) is or otherwise becomes generally available to the public or enters the public domain, either before or after it is disclosed to the Receiving Party and such public availability is not the result, directly or indirectly, of any fault of, or improper taking, use or disclosure by, the Receiving Party or its Affiliates or anyone working in concert or participation with the Receiving Party or its Affiliates; or (d) has been independently developed by employees or contractors of the Receiving Party or its Affiliates without the aid, application or use of Confidential Information of the Disclosing Party. Specific Confidential Information disclosed by a Disclosing Party will not be deemed to be within any exceptions set forth in (a), (b), or (c) above merely because it is embraced by more general information to which one or more of those exceptions may apply and provided further that no combination of information shall be deemed to be within any such exceptions unless the combination itself and its principle of operation are within the public domain. Even though Confidential Information may be within one of the exceptions described in the preceding sentence, the Receiving Party shall not disclose to third parties that the excepted Confidential Information was received from the Disclosing Party. If the Closing occurs, then effective as of the Effective Date, references in (a), (b) and (d) to “Affiliates” shall not include the Company or any subsidiaries of the Company with respect to Protiva as the Receiving Party.

(iii) Confidential Information of a Disclosing Party may be used by the Receiving Party in the performance of its obligations under any Transaction Agreement, as otherwise expressly authorized in any Transaction Agreement or by the Disclosing Party in writing.

(iv) The Receiving Party may disclose Confidential Information belonging to the Disclosing Party to the extent (and only to the extent) such disclosure is reasonably necessary in the following instances: (a) subject to the proviso below, by any party, in order to comply with applicable non-patent law (including any securities law or regulation or the rules of a securities exchange in a relevant jurisdiction) and with judicial process, if based on the reasonable advice of the Receiving Party’s counsel, such disclosure is necessary for such compliance; (b) subject to the proviso below, by any party, in connection with prosecuting or defending litigation; (c) by any party in connection with filing and prosecuting Protiva Project Patent or Joint Project Patent, only in a manner that complies with such party’s rights and obligations in connection with such matters as set out in the Transaction Agreements; (d) subject to the proviso below, by the Company, to its Affiliates, permitted acquirers or assignees under the Transaction Agreements and its or any of their research collaborators, subcontractors, lenders (but, with respect to lenders, only Confidential Information related to the terms and conditions of the Transaction Agreements and financial information related thereto) and each of the

Company’s and its Affiliates’ respective directors, employees, contractors and agents; (e) subject to the proviso below, by Monsanto, to its Affiliates, permitted acquirers or assignees under the Transaction Agreements and its or any of their research collaborators, subcontractors, lenders (but, with respect to lenders, only Confidential Information related to the terms and conditions of the Transaction Agreements and financial information related thereto) and each of Monsanto’s and its Affiliates’ respective directors, employees, contractors and agents; and (f) subject to the proviso below, by Protiva, to its Affiliates, permitted acquirers or assignees under the Transaction Agreements and its or any of their research collaborators, subcontractors, lenders (but, with respect to lenders, only Confidential Information related to the terms and conditions of the Transaction Agreements and financial information related thereto) and Protiva’s and its Affiliates’ respective directors, employees, contractors and agents, provided, that (x) with respect to clause (a) and (b) where reasonably possible, (1) the Receiving Party will notify the Disclosing Party of the Receiving Party’s intent to make any disclosure pursuant thereto sufficiently prior to making such disclosure so as to allow the Disclosing Party adequate time to take whatever action it may deem appropriate to protect the confidentiality of the information to be disclosed, and (2) consistent with applicable law or regulation, the Disclosing Party shall have the right to suggest reasonable changes to the disclosure to protect its interests and the Receiving Party shall not unreasonably refuse to include such changes in its disclosure, and (x) with respect to clause (d), (e) and (f), each Person to whom Confidential Information is disclosed must be bound prior to disclosure by confidentiality and non-use restrictions at least as restrictive as those contained in this Agreement (other than investment bankers, investors and lenders, who must be bound prior to disclosure by commercially reasonable obligations of confidentiality).

(v) No party shall use the name of any other party or of any director, officer, employee, or agent of any other party or any adaptation thereof in any advertising, promotional or sales literature, publicity or in any document employed to obtain funds or financing without the prior written approval of such party or individual whose name is to be used.

(n) Financial Reporting.

(i) With respect to any period that Monsanto Canada determines it is required to consolidate the financial position and results of operations of the Company for financial account purposes or otherwise desires to audit the financial statements provided by the Company pursuant to Section 7(n)(ii), Monsanto Canada shall be entitled (at its own expense) to access such books and records of the Company as may be required to perform (or cause to be performed) an audit of the Company’s financial position and results of operations for such period. Such access shall be provided on a timely basis at reasonable times, during normal business hours, and shall be made available to Monsanto Canada and any third-party accounting firm or other agent designated by Monsanto Canada. In connection with such review, Protiva shall cause the Company to make and the Company shall make, and shall cause any officers of the Company to make, such representations regarding the Company’s financial position, results of operations, books and records and accounting controls as may be reasonably requested by such third-party accounting firm in the performance of any such audit of the Company’s financial position and results of operations.

(ii) In addition to its obligations under Section 7(n), the Company shall deliver to Monsanto Canada as soon as practicable, but in any event not later than the thirtieth (30th) calendar day after each calendar month of the Company (or the sixtieth (60th) calendar day following December 31): (i) unaudited financial statements (balance sheet, income statement, statement of members’ equity and statement of cash flows) of the Company as of the end of such calendar month; (ii) copies of all agreements entered during the previous month that would reasonably be considered material or that required Monsanto Canada’s consent prior to entry pursuant to this Agreement or the Transaction Agreements; and (iii) copies of all minutes of meetings (or written consents executed in lieu thereof) of the Board held during such calendar quarter. In addition to its obligations under Section 7(m), the Company shall deliver to Monsanto Canada as soon as practicable, but in any event not later than the thirtieth (30th) calendar day after each calendar quarter of the Company (or the sixtieth (60th) calendar day following December 31), unaudited financial statements (balance sheet, income statement, statement of members’ equity and statement of cash flows) of the Company as of the end of such calendar quarter. In addition to its obligations under Section 7(m), the Company shall deliver to Monsanto Canada as soon as practicable, but in any event not later than the thirtieth (30th) calendar day after each calendar year of the Company (or the sixtieth (60th) calendar day following December 31), unaudited financial statements (balance sheet, income statement, statement of members’ equity and statement of cash flows) of the Company as of the end of such calendar year.

(iii) The Company shall provide Monsanto Canada the opportunity to discuss any financial data delivered pursuant to this Section 7(n) with the Company’s management (including the Board) at such times as may be mutually agreed upon between the Company and Monsanto Canada. Monsanto Canada acknowledges and agrees that it will keep all information received pursuant to this Section 7(m) confidential in accordance with Section 7(n).

(iv) Protiva shall provide to Monsanto Canada copies of all of the Company’s Tax Returns within thirty (30) calendar days after filing with the relevant Governmental Authority.

(o) Notification of Certain IP Matters. Protiva shall provide to the persons then serving as the Monsanto Canada members of the JRC, not less often than once per quarter, notice and copies (if applicable) of: (1) all office actions, notices of allowance or allowability, or other substantive actions issued in connection with any Protiva Project Patent (each a “Substantive Action”); (2) all correspondence from counsel (including foreign associates) explaining or providing guidance or recommendations regarding a Substantive Action; (3) a pre-filing draft of all Protiva Project Patent applications and responses to Substantive Actions that will or may be filed after the Effective Date as directed by the JRC in its exercise of its authority to oversee the filing, prosecution and maintenance of such Patents, revised drafts as directed by the JRC, and a copy of each Protiva Project Patent application, application and response to Substantive Action as filed; (4) all Protiva Project Inventions and invention disclosures received or prepared by Protiva directed to any Protiva Project Invention; and (5) the due date of any maintenance, annuity, or similar payment required to maintain or otherwise prevent the abandonment, expiration, or cancellation of any Protiva Project Patent, provided that such notice is given to such members of the JRC not less than 30 days prior to such due date; and, further,

Protiva shall provide, in a timely manner, any of the foregoing information to the JRC that is required for the JRC to make a decision regarding a Protiva Project Patent application. For the avoidance of doubt, any Confidential Information of Protiva (as the Disclosing Party) included in such disclosures shall be subject to the provisions of Section 7(m); in addition, prior to Closing the following additional provisions shall apply: (i) the recipients of such information shall use such Confidential Information solely in connection with the performance of their duties as members of the JRC to consult with Protiva regarding whether to file Patents for Protiva Project Inventions and the prosecution, maintenance and/or abandonment of Protiva Project Patents and, for such purposes only, may disclose such Confidential Information only to such representatives of Monsanto or Monsanto Canada who (A) are bound by non-disclosure obligations with respect to such information at least as restrictive as those contained in Section 7(m) and this Section 7(o), (B) whose input such members of the JRC deem useful for such purposes (i.e., disclosure to representatives on a need to know basis only), and (C) who are either (i) a senior officer of Monsanto (e.g., the Vice President, Chemistry Technology) or (ii) Monsanto’s internal legal counsel.

(p) Certain Business Practices Covenant. None of the Company, Tekmira or Protiva, or any of its other Affiliates or any Board Member or officer of the Company or any of its Affiliates, or any consultant, agent, employee or other Person acting for or on behalf of the Company or any of its Affiliates, will (A) use any funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity in respect of the Company Business; (B) directly or indirectly, pay or deliver any fee, commission or other sum of money or item of property, however characterized, to any finder, agent, or other party acting on behalf of or under the auspices of a governmental official or Governmental Authority which is in any manner illegal under any Laws of the United States or any other country having jurisdiction; or (C) make any payment to any customer or supplier of the Company, or given any other consideration to any such customer or supplier in respect of the Company Business that violates applicable Law in any material respect. Without limiting the foregoing, none of the Company, Protiva, Tekmira or any of its other Affiliates or any Board Member or officer of the Company or any of its Affiliates, or any consultant, agent, employee or other Person acting for or on behalf of the Company or any of its Affiliates, will, directly or indirectly, take any action that would result in a violation by such Persons of the FCPA or UK Bribery Act, or any rules or regulations thereunder or any other applicable anti-corruption Law, including: (x) by making use of the mails or any means or instrumentality of interstate commerce in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or offer, gift, promise to give, or authorization of the giving of anything of value, directly or indirectly, to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office to secure official action, or to any Person (whether or not a foreign official) to influence that Person to act in breach of a duty of good faith, impartiality or trust (“acting improperly”) or to reward the Person for acting improperly, in contravention of the FCPA or the UK Bribery Act or any other applicable anticorruption Law, (y) by requesting, agreeing to receive or accepting a financial or other advantage intending that, as a consequence, anyone’s work duties will be performed improperly, or as a reward for anyone’s past improper performance, or (z) by otherwise offering or conveying, directly or indirectly (such as through an agent), anything of value to obtain or retain business or to obtain any improper advantage, including any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment to a foreign government official, candidate for office, or political party or official of a political party. The Company and each of its Affiliates will conduct their respective businesses in compliance with all applicable anti-corruption Laws, including the FCPA and the UK Bribery Act, and the Company and each of its Affiliates will institute and maintain policies and procedures designed to cause each such Person to comply with all applicable anti-corruption Laws, including the FCPA and the UK Bribery Act.

(q) Export Controls Covenant. The Company will comply in all material respects with the export control Laws and regulations of the United States, including but not limited to the Export Administration Regulations, and sanctions regimes of the U.S. Department of Treasury, Office of Foreign Asset Controls, and the Company will not export, reexport, or transfer products, materials, software and/or technology, either directly or indirectly, without prior U.S. government authorization, to (i) any country subject to a comprehensive U.S. trade embargo (currently Cuba, Iran, North Korea, Sudan, and Syria) or to any Person listed on the “Entity List” or “Denied Persons List” maintained by the U.S. Department of Commerce or the list of “Specifically Designated Nationals and Blocked Persons” maintained by the U.S. Department of Treasury, or (ii) any end-user engaged in activities related to weapons of mass destruction. Such activities include but are not necessarily limited to activities related to: (x) the design, development, production, or use of nuclear materials, nuclear facilities, or nuclear weapons; (y) the design, development, production, or use of missiles or support of missiles projects; and (z) the design, development, production, or use of chemical or biological weapons.

(r) PadCo-Protiva License and Services Agreement. None of Tekmira, Protiva or the Company shall amend the PadCo-Protiva License and Services Agreement in any respect without the prior written consent of Monsanto Canada.

(s) Tekmira. Within five (5) Business Days of execution of the PadCo-Protiva License and Services Agreement, Tekmira shall transfer to the Company the 1 Class A Common Share held by Tekmira.

8. Closing Conditions.

(a) Conditions of Monsanto Canada. Monsanto Canada’s obligation to consummate the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived in writing by Monsanto Canada, in whole or in part, in its sole discretion):

(i) Exercise of Call Option. Monsanto Canada shall have exercised the Call Option in accordance with the terms of this Agreement.

(ii) Representations and Warranties Regarding the Company and Protiva. The representations and warranties set forth in Section 4 that are qualified by materiality or Material Adverse Effect and the Fundamental Representations shall be true and correct in all respects as of the Effective Date and as of the Closing Date as though made on the Closing Date (except that those representations and warranties that are made as of a specific date, which need be true and correct only as of such date). The representations and warranties set forth in Section 4 (other than the Fundamental Representations) that are not qualified by materiality or Material Adverse Effect shall be true and correct in all material respects as of the

Effective Date and as of the Closing Date as though made on the Closing Date (except that those representations and warranties that are made as of a specific date need only be so true and correct as of such date);

(iii) Representations and Warranties Regarding Protiva and Tekmira. The representations and warranties set forth in Section 5 shall be true and correct in all respects as of the Closing Date as though made on the Closing Date;

(iv) Covenants. The covenants and agreements set forth in this Agreement to be performed or complied with or by the Company and/or Protiva and/or Tekmira at or prior to the Closing shall have been performed or complied with by the Company or Protiva or Tekmira, as applicable, in all material respects. The covenants and agreements set forth in Section 7(r) and Section 7(s) shall have been performed or complied with by the Company or Protiva or Tekmira, as applicable, in all respects;

(v) No Governmental Order. (A) No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order or Law which is in effect or shall have initiated (which is continuing) any action that has the effect of making (or is seeking to make) the transactions contemplated by this Agreement illegal or otherwise has the effect of restraining or prohibiting (or is seeking to restrain or prohibit) the consummation thereof; and (B) all actions by or in respect of or filings with any Governmental Authority required to permit the consummation of the Closing in accordance with the terms hereof shall have been obtained (other than those actions or filings that may, by their terms, be made after such Closing or which, if not obtained or made prior to the consummation of the transactions contemplated hereby, would not have a Material Adverse Effect on the Company or Protiva prior to or after the Closing or a material adverse effect on Monsanto Canada after the Closing or be reasonably likely to subject Monsanto Canada or any of its subsidiaries or any of their respective officers or directors to substantial penalties or criminal liability);

(vi) No Material Adverse Effect. No change, event, circumstance, development, occurrence or effect shall have occurred or been discovered since the Exercise Date and be continuing as of the Closing Date that, individually or taken together with any other change, event, circumstance, development, occurrence or effect, has had or would reasonably be expected to have a Material Adverse Effect;

(vii) Officer’s Certificates. Monsanto Canada shall have received an officer’s certificate from each of the Company and Protiva, dated as of the Closing Date, certifying as to the matters set forth in Sections 8(a)(ii), (iii), (iv) and (vi);

(viii) No Litigation. There shall be no Action pending against Monsanto Canada, Protiva or the Company or any of their respective Affiliates by any Governmental Authority (A) seeking to enjoin or make illegal, delay or otherwise restrain or prohibit the consummation of the Call Option; (B) that would result in the Call Option being rescinded following consummation; (C) seeking material damages in connection with the Call Option; (D) seeking to compel the Company or Monsanto Canada to dispose of or hold separate any material assets as a result of the Call Option; or (E) seeking to impose any criminal sanctions or liability on Monsanto Canada, Protiva or the Company in connection with the consummation of the Call Option;

(ix) Option Exercise Price Certificate or Early Option Exercise Price Certificate. The Company shall have delivered to Monsanto Canada the Option Exercise Price Certificate or the Early Option Exercise Price Certificate, as applicable, in the form attached hereto as Exhibit H, which certificate shall be deemed to be a representation and warranty of the Company hereunder;

(x) Consents. The Company and Protiva shall have obtained the consent or approval of each Person whose consent or approval shall be required in connection with the consummation of the Closing under all notes, bonds, mortgages, indentures, contracts, agreements, leases, licenses, permits, franchises and other instruments or obligations to which it is a party; and

(xi) PadCo-Protiva License and Services Agreement. The PadCo-Protiva License and Services Agreement shall be in full force and effect and all representations and warranties set forth in the PadCo-Protiva License and Services Agreement shall be true and correct as of the Closing Date as though made on the Closing Date and shall continue to inure to the benefit of the Company, if Monsanto Canada acquires all of the outstanding capital stock of the Company, or Monsanto Canada as assignee of all of the Company’s right, title, and interest in, to, and under the Protiva License, if Monsanto Canada acquires the PadCo-Protiva License and Services Agreement and the Protiva License.

(b) Conditions of Protiva. The obligation of Protiva to consummate the Closing is subject to the satisfaction, at or prior to the Closing, of each of the following conditions (any of which may be waived in writing by Protiva, in whole or in part, in its sole discretion):

(i) Representations and Warranties. The representations and warranties of Monsanto Canada set forth in Section 6 shall be true and correct as of the Closing Date as though made on the Closing Date;

(ii) Covenants. The covenants and agreements set forth in this Agreement to be performed or complied with Monsanto Canada at or prior to the Closing shall have been performed or complied with in all material respects;

(iii) No Governmental Order. (A) No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order or Law which is in effect or shall have initiated (which is continuing) any action that has the effect of making (or is seeking to make) the transactions contemplated by this Agreement illegal or otherwise has the effect of restraining or prohibiting (or is seeking to restrain or prohibit) the consummation thereof; and (B) all actions by or in respect of or filings with any Governmental Authority required to permit the consummation of the Closing in accordance with the terms hereof shall have been obtained (other than those actions or filings that may, by their terms, be made after such Closing, or which, if not obtained or made prior to the consummation of the transactions contemplated hereby, would not have a Material Adverse Effect on the Company prior to or after the Closing or a material adverse effect on Protiva after the Closing or be reasonably likely to subject Protiva or any of its subsidiaries or any of their respective officers or member of the Board to substantial penalties or criminal liability); and

(iv) No Litigation. There shall be no Action pending against Monsanto Canada, Protiva or the Company or any of their respective Affiliates by any Governmental Authority (A) seeking to enjoin or make illegal, delay or otherwise restrain or prohibit the consummation of the Call Option; (B) that would result in the Call Option being rescinded following consummation; (C) seeking material damages in connection with the Call Option; (D) seeking to compel the Company or Monsanto Canada to dispose of or hold separate any material assets as a result of the Call Option; or (E) seeking to impose any criminal sanctions or liability on Monsanto Canada, Protiva or the Company in connection with the consummation of the Call Option.

9. Termination.

(a) Automatic Termination; Termination Upon Failure to Elect to Continue.

(i) This Agreement shall terminate automatically upon a Failure to Exercise.

(ii) Protiva may terminate this Agreement within the twenty (20) day period following the expiration of the applicable Phase Election Period upon written notice to Monsanto Canada if Monsanto Canada does not elect to initiate Phase B or Phase C, as applicable, during the applicable Phase Election Period.

(b) Breach by Company or Protiva. Monsanto Canada may terminate this Agreement within the twenty (20) day period following the Company Cure Period if there is a material breach of any representation, warranty, covenant or obligation of the Company or Protiva that (i) would give rise (in the case of a breach of a representation or warranty) to a failure of the condition set forth in Sections 8(a)(ii) and 8(a)(iii) to be satisfied, and (ii) if susceptible to cure, has not been cured within thirty (30) days following receipt by Protiva of written notice thereof from Monsanto Canada (the “Company Cure Period”); provided, that this Agreement shall in no event terminate under this Section 9(b) if Monsanto Canada is then in material breach of any of its obligations under this Agreement.

(c) Breach of This Agreement by Monsanto Canada. Protiva may terminate this Agreement within the twenty (20) day period following the Monsanto Canada Cure Period if there is a material breach of any representation, warranty, covenant or obligation of Monsanto Canada that (i) would give rise to a failure of the condition set forth in Section 8(b)(i) to be satisfied (in the case of a breach of a representation or warranty), and (ii) if susceptible to cure, has not been cured within thirty (30) days following receipt by the Monsanto Canada of written notice thereof from Protiva (the “Monsanto Canada Cure Period”); provided, that this Agreement shall in no event terminate under this Section 9(c), if the Company or Protiva is in material breach of any of their obligations under this Agreement.

(d) Acquisition of Protiva or Tekmira by a Principal Competitor. Monsanto Canada may terminate this Agreement immediately upon written notice to Protiva in the event of a Change of Control of Protiva or Tekmira to a Principal Competitor.

(e) Phase A. Monsanto Canada may terminate this Agreement upon delivery by Monsanto Canada to Protiva of (i) written notice of termination at any time during Phase A and (ii) [Redacted – amount] by electronic wire as arranged with Protiva. Notwithstanding the foregoing, if Phase B is initiated by Monsanto Canada, Monsanto Canada shall not be entitled to terminate this Agreement pursuant to this Section 9(e).

(f) Phase B. Monsanto Canada may terminate this Agreement upon delivery by Monsanto Canada to Protiva of (i) written notice of termination at any time during Phase B and (ii) [Redacted – amount] by electronic wire as arranged with Protiva. Notwithstanding the foregoing, if Phase C is initiated by Monsanto Canada, Monsanto Canada shall not be entitled to terminate this Agreement pursuant to this Section 9(f).

(g) Phase C. Monsanto Canada may terminate this Agreement upon delivery by Monsanto Canada to Protiva of (i) written notice of termination at any time during Phase C and (ii) Protiva [Redacted – amount], by electronic wire as arranged with Protiva.

(h) Survival. The provisions of Sections 1 (Definitions), 7(m) (Confidential Information), 9(h) (Survival), 11 (Indemnification) and 12 (Miscellaneous) shall survive the termination of this Agreement and shall remain in full force and effect.

(i) Rights Upon Termination. For clarity, if this Agreement terminates and the Closing has not occurred prior to such termination: (a) Monsanto will relinquish its seat(s) on the Board, and (b) the Company and Protiva shall have the right to amend or terminate the PadCo-Protiva License and Services Agreement in such manner as they may deem appropriate and Monsanto shall no longer be a third party beneficiary of the PadCo-Protiva License and Services Agreement.

10. Certain Covenants.

(a) Reporting. From the Closing Date until the date of that the Commercial Milestone, if any, upon the written request of Protiva, Monsanto Canada shall provide Protiva by December 31 of each calendar year with an annual summary report of the status of any Commercialization activities of Monsanto Canada or any of its Affiliates or sublicensees with respect to any Product being developed by Monsanto Canada or any of their Affiliates. For the avoidance of doubt, all reports and other information provided by Monsanto Canada to Protiva pursuant to this Section 10(a) shall constitute “Confidential Information” and shall be kept confidential in accordance with the applicable provisions of Section 7(i). Monsanto Canada shall provide Protiva with written notice of the achievement by Monsanto Canada or the Company of the Commercial Milestone, no later than five (5) Business Days after the occurrence thereof.

(b) Exclusivity. During the Call Period and the Exclusivity Period, other than as specifically contemplated by the Research Plan, none of Tekmira, Protiva (and, during the Call Period, the Company), nor any of their respective Affiliates shall, directly or indirectly, alone or with any third Person, conduct or facilitate the conduct of any research, Development

(as defined in the PadCo-Protiva License and Services Agreement) or Commercialization activities with respect to, or undertake to Develop (as defined in the PadCo-Protiva License and Services Agreement), any molecule intended for formulation and delivery of RNAi to plants and insects or other applications for use in the Agricultural Field, including through the license of any Intellectual Property to enable such action. Notwithstanding the foregoing, if a Person acquires Tekmira or Protiva and such Person (i) has a valuation of greater than [Redacted – amount] and (ii) is not a Principal Competitor, then such Person shall be permitted to continue to operate its existing operations without regard to the restrictions set forth in this Section 10(b).

11. Indemnification. The indemnification obligations of the parties hereto are set forth in Section 11 of Appendix A to this Agreement.

12. Miscellaneous.

(a) Further Assurances. If Monsanto Canada exercises the Call Option in accordance with the terms of this Agreement, from time to time and without additional consideration, but at the requesting party’s expense, the parties will execute and deliver, or cause to be executed and delivered, such additional or further agreements, transfers, assignments, endorsements, consents and other instruments as may be reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement, including the Closing, the transfer of the Protiva License, the Company Owned Intellectual Property and any other Company Licensed Intellectual Property, if any, or the outstanding capital stock of the Company to Monsanto Canada and the release of any and all liens, claims and encumbrances with respect thereto, and will use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary so as to permit consummation of the transactions contemplated hereunder prior to the Closing Date.

(b) Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient’s next Business Day, (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) Business Day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next Business Day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on the signature page, or to such facsimile number or address as subsequently modified by written notice given in accordance with this Section 12(b). If notice is given to the Company or Protiva, a copy (which shall not constitute notice) shall also be sent to Orrick, Herrington & Sutcliffe LLP, 51 West 52nd Street, New York, NY 10019, Attn: R. King Milling, Jr. (Fax: (212) 506-5151). If notice is given to Monsanto Canada, a copy (which shall not constitute notice) shall also be sent to Bryan Cave LLP, One Metropolitan Square, 211 North Broadway, Suite 3600, St. Louis, Missouri 63102, Attn: Stephanie M. Hosler (Fax: (314) 259-8797).

(c) Entire Agreement. This Agreement (including the Exhibits hereto) and the other Transaction Agreements constitute the entire agreement of the parties with respect to the matters contemplated herein and therein. This Agreement and the other Transaction Agreements supersede any and all prior understandings as to the subject matter herein and therein.

(d) Amendments, Waivers and Consents. This Agreement may be amended only by an instrument in writing, signed by each of Monsanto Canada and Protiva. Any provisions of this Agreement may be waived if the party seeking waiver obtains the written consent of all of the affected parties.

(e) Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the personal representatives and successors of the respective parties hereto and shall not be assignable by Protiva or the Company without the express written consent of the other parties hereto.

(f) Public Announcements. Except as required by Law or by a Governmental Authority (including the rules and regulations of any stock exchange or trading market on which a party’s (or its parent entity’s) securities are traded) or as permitted by the following sentence, none of the Company, Protiva, or Monsanto Canada, nor any of their respective Affiliates or any of their respective officers, directors, employees, agents, and representatives, as applicable, shall issue or cause the publication of any press release or other public announcement with respect to the transactions contemplated by this Agreement without the prior written consent of the other parties hereto, which consent shall not be unreasonably withheld, conditioned or delayed. In connection with the execution and delivery of this Agreement, the parties agree to publication of the press release in the form attached hereto as Exhibit G and agree that each party shall be permitted to continue to use such press release, including the specific content contained therein, for any purposes without the need to obtain the prior written consent of the other parties hereto.

(g) General. The headings contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement. In this Agreement the singular includes the plural, the plural the singular, the masculine gender includes the neuter, masculine and feminine genders. All dollar amounts are expressed in U.S. dollars.

(h) Severability. If any provision of this Agreement shall be found by any court of competent jurisdiction to be invalid or unenforceable, the parties hereby waive such provision to the extent that it is found to be invalid or unenforceable. Such provision shall, to the maximum extent allowable by law, be modified by such court so that it becomes enforceable, and, as modified, shall be enforced as any other provision hereof, all the other provisions hereof continuing in full force and effect.

(i) Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

(j) Governing Law; Jurisdiction. This Agreement shall be governed and interpreted in accordance with the substantive laws of the State of New York. In the event any action shall be brought to enforce or interpret the terms of this Agreement, the Parties agree that such action will be brought in the State or Federal courts located in New York, New York. Each of the Parties hereby irrevocably submits with regard to any action or proceeding for itself and in respect to its property, generally and unconditionally, to the nonexclusive jurisdiction of the aforesaid courts. Each of the Parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) to the fullest extent permitted by Applicable Law, that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper, and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

(k) Joint Research Committee. As soon as practicable following the Effective Date, the parties will establish a Joint Research Committee comprised of an equal number of representatives of Monsanto Canada and the Company (the “JRC”). Each of Monsanto Canada and the Company (each, a “JRC Party” and collectively, the “JRC Parties”), may replace its representatives on the JRC at any time upon written notice to the other party. The representatives of each JRC Party shall collectively have one (1) vote on all matters to be decided by the JRC, and the JRC shall take all actions by unanimous vote. The JRC will meet no less frequently than once each calendar quarter. Meetings of the JRC will be effective only if at least one (1) representative of each JRC Party is present or participating. Each JRC Party will be responsible for all of its own expenses of participating in the JRC meetings. The JRC Parties will endeavor to schedule meetings of the JRC at least six (6) months in advance; provided, that each JRC Party shall be permitted to call additional special meetings of the JRC on not less than ten (10) business days’ notice. The JRC Parties will alternate in preparing the meeting agenda, and the JRC Party that was responsible for preparing the meeting agenda will act as facilitator or chair of the meeting, as well as prepare and circulate for review and approval by the other JRC Party written minutes of such meeting within thirty (30) days after such meeting. The JRC Parties will agree on the minutes of each meeting promptly, but in no event later than the next meeting of the JRC. The JRC, subject to and in accordance with the provisions of this Section 12(k) and Schedule 12(k), will (i) oversee the activities under the Research Plan, including but not limited to overseeing completion of Phase A, Phase B and Phase C and the Milestones and the Upfront Option Trigger; (ii) have the authority to make modifications to the Research Plan; (iii) consult and/or make decisions (as provided in Schedule 12(k)) regarding filing of Patent protection in the Territory for Protiva Project Inventions and decisions regarding the prosecution, maintenance and/or abandonment of Protiva Project Patents in the Territory; (iv) make decisions regarding filing of Patent protection in the Territory for Joint Project Inventions and decisions regarding the prosecution, maintenance and/or abandonment of Joint Project Patents in the Territory; (v) resolve disputes among the parties to the PadCo-Protiva License and Services Agreement or the Protiva-Monsanto Services Agreement regarding the appropriate course of action with respect to any JRC Joint IP Infringement Matter or JRC Protiva Project Infringement Matter; (vi) resolve disputes regarding whether the Technology Transfer has been completed (if Monsanto Canada exercises the Call Option); (vii) determine, within thirty (30) days following

Protiva’s delivery of the Data Package, whether the Company has met all requirements of Option Insect Phase C Completion Criteria and Option Plant Phase C Completion Criteria; and (viii) attend to such other matters as may be directed to the JRC by the Parties or under the terms of any Transaction Agreement. Each of the Parties shall provide the JRC with copies of all substantive communications (including a copy of the patent application as filed, and copies of all communications from the relevant patent office, and responses thereto) in connection with each patent application that is a Joint Project Patent and shall provide the JRC with periodic updates in respect of the status of any pending application for a Joint Project Patent; the members of the JRC shall review and comment on all drafts of Joint Project Patents. In the event there is a dispute among the members of the JRC regarding any matter to be handled by the JRC, e.g., in the event the members of the JRC are unable to reach a unanimous decision regarding such matter within a reasonable time (wherein such reasonable time may be determined by any one member of the JRC), then such member or members may initiate the appropriate dispute resolution process (as described below) by written notice to the other members of the JRC and such other persons who will be involved in such dispute resolution process (as described below). The processes for resolving such disputes are as follows:

(i) Milestone and Technology Transfer Disputes. In the event of a dispute relating to whether certain Milestones have been met or whether the Technology Transfer has been completed in accordance with the Technology Transfer Completion Criteria, the Chief Executive Officer of Protiva and the Vice President of Chemistry of Monsanto shall use commercially reasonable efforts for a period of 20 days (or such longer period as they may mutually agree) to resolve any such dispute. If, at the end of such period (the “Dispute Negotiation Period”), they are unable to resolve such dispute, then the matter shall be resolved in accordance with Section 12(k)(iv).

(ii) Patent Matters Disputes. Any disputes regarding Patent prosecution matters or patent strategies shall be resolved in the manner set forth on Schedule 12(k).

(iii) Infringement Matter Dispute. Any dispute relating to a JRC Joint IP Infringement Matter or JRC Protiva Project Infringement Matter shall be referred to Independent IP Counsel for a recommendation, which recommendation shall be delivered to the Chief Executive Officer of Protiva and the Vice President of Chemistry of Monsanto within 10 days following such referral. During the 10 day period immediately following receipt of Independent IP Counsel’s recommendation, the Chief Executive Officer of Protiva and the Vice President of Chemistry of Monsanto shall use commercially reasonable efforts to resolve such dispute taking into consideration Independent IP Counsel’s recommendation. If, at the end of such period, they are unable to resolve such dispute, then the Parties agree to proceed based on Independent IP Counsel’s recommendation.

(iv) Arbitration. Any dispute relating to (A) whether certain Milestones have been met or whether the Technology Transfer has been completed in accordance with the Technology Transfer Completion Criteria that has not been resolved in accordance with Section 12(k)(i), (B) whether the Company has completed Phase C or (C) the designation of the Independent IP Counsel, shall be settled by arbitration in New York, New York in accordance with the Commercial Arbitration Rules of the American Arbitration Association, and judgment on the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof.

(v) Any Other Dispute. In the event of any other dispute relating to the Research Plan, including any dispute relating to prioritization, direction, or other strategic issues regarding services provided by Protiva pursuant to the PadCo-Protiva License and Services Agreement or services provided by Monsanto pursuant to the Protiva-Monsanto Services Agreement, or any other dispute to be resolved pursuant to the provisions of this Section 12(k)(v), the Chief Executive Officer of Protiva and the Vice President of Chemistry of Monsanto shall use commercially reasonable efforts for a period of 20 days (or such longer period as they may mutually agree) to resolve any such dispute. If, at the end of such period, they are unable to resolve such dispute, then the matter shall be resolved by the Chief Technology Officer of Monsanto; provided, however, that (a) such resolution shall not contravene existing agreements that Protiva is a party to or its business strategies or require the contribution of additional resources of the Company without Protiva’s prior written consent, which consent shall not be unreasonably withheld, delayed or conditioned and (b) any increase in costs to Protiva as a result of decisions by Monsanto Canada under this Section 12(k)(v) shall be borne by Monsanto Canada.

(l) Disclosure of Protiva Project Compounds. In the event Monsanto Canada requests disclosure of the chemical composition of any Compounds or Formulations Discovered by, Developed by, that come under the Control of, or that are otherwise used by or on behalf of, Protiva or any of its Affiliates under the Research Program or in connection with the provision of Services that are not Joint Project Intellectual Property and that are the Confidential Information of Protiva (each a “Protiva Project Compound”) prior to Closing: (i) Protiva shall disclose the chemical composition of such Protiva Project Compound to the persons then serving as the Monsanto Canada members of the JRC (the “Permitted Recipients”); (ii) the Permitted Recipients shall use such chemical composition information solely to evaluate the merits of filing a Patent application that would require disclosure of such chemical composition information and, for such purpose only, may disclose such chemical composition to such representatives of Monsanto or Monsanto Canada who (A) are bound by non-disclosure obligations with respect to such information at least as restrictive as those contained in Section 7(m) and this Section 12(l) and (B) whose input the Permitted Recipients deem useful for purposes of such evaluation (i.e., disclosure to representatives on a need to know basis only); and (iii) in the event the Permitted Recipients, in their discretion, elect to recommend filing such a Patent application, such recommendation shall be referred to the JRC, to be considered by the JRC in the performance of its duties, as set forth in Section 12(k) and Schedule 12(k). In the event the then Licensee (as defined in the PadCo-Protiva License and Services Agreement) under the PadCo-Protiva License and Services Agreement requests disclosure of the chemical composition of any Protiva Project Compound after Closing: (i) Protiva shall disclose the chemical composition of such Protiva Project Compound to the persons designated by the Licensee; (ii) the Licensee may use and disclose such chemical composition information (which chemical composition information is and shall be Protiva Know-How for purposes of the Transaction Agreements) for the purposes set out in and subject to the terms and conditions of the PadCo-Protiva License and Services Agreement; and (iii) in the event the Licensee, in its discretion, elects to recommend filing a Patent application that would require disclosure of such chemical composition information, such recommendation shall be referred to the JRC, to be considered by the JRC in the performance of its duties, as set forth in Section 12(k) and Schedule 12(k). Nothing in this Section 12(l) shall be deemed to limit Protiva’s rights to make decisions and/or recommendations regarding the filing or prosecution of Protiva Background Patents or Protiva Project Patent so long as such activities are conducted in a manner Protiva reasonably determines will prevent the disclosure to Monsanto Canada of chemical composition information not requested by Monsanto Canada.

(m) Specific Enforcement. The parties hereto agree that if any of the provisions of this Agreement, were not performed in accordance with their specific terms or were otherwise breached, irreparable damage would occur, no adequate remedy at law would exist and damages would be difficult to determine, and that, except as otherwise provided herein, the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity, without any requirement to the securing or posting of any bond in connection with such remedy.

(n) No Finder’s Fees. Each party represents that it neither is nor will be obligated for any finder’s fee or commission in connection with this transaction. Monsanto Canada agrees to indemnify and to hold harmless the Company and Protiva from any liability for any commission or compensation in the nature of a finder’s or broker’s fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which Monsanto Canada or any of its officers, employees, or representatives is responsible. The Company and Protiva agree to indemnify and hold harmless Monsanto Canada from any liability for any commission or compensation in the nature of a finder’s or broker’s fee arising out of this transaction (and the costs and expenses of defending against such liability or asserted liability) for which the Company or Protiva or any of their respective officers, employees or representatives is responsible.

(o) Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

(p) Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed under seal as of the date first above written.

PROTIVA BIOTHERAPEUTICS INC.	PROTIVA AGRICULTURAL DEVELOPMENT COMPANY, INC.

By:	By:
Name:	Name:
Title:	Title:
Address:	Address:

TEKMIRA PHARMACEUTICALS CORPORATION	MONSANTO CANADA, INC.

By:	By:
Name:	Name:	Robert M. McCarroll, Ph. D.
Title:	Title:	Authorized Signatory
Address:	Address:

[Signature Page to Option Agreement]

Schedule 12(k)

Patent Prosecution and Review Procedures

[Redacted – procedures]

EXHIBIT A

RESEARCH PLAN

[Redacted – research plan]

EXHIBIT B-1

UPFRONT OPTION COMPLETION CRITERIA

[Redacted – requirements]

EXHIBIT B-2(i)

PLANT PHASE A

COMPLETION CRITERIA

[Redacted – requirements]

EXHIBIT B-2(ii)

INSECT PHASE A

COMPLETION CRITERIA

[Redacted – requirements]

EXHIBIT B-3(i)

PLANT PHASE B

COMPLETION CRITERIA

[Redacted – requirements]

EXHIBIT B-3(ii)

INSECT PHASE B

COMPLETION CRITERIA

[Redacted – requirements]

EXHIBIT B-4(i)

PLANT PHASE C

COMPLETION CRITERIA

[Redacted – requirements]

EXHIBIT B-4(ii)

INSECT PHASE C

COMPLETION CRITERIA

[Redacted – requirements]

EXHIBIT B-5(i)

OPTION SET-UP COMPLETION CRITERIA

[Redacted – requirements]

EXHIBIT B-5(ii)

OPTION SHIPMENT COMPLETION CRITERIA

[Redacted – requirements]

EXHIBIT B-6

TECHNOLOGY TRANSFER COMPLETION CRITERIA

[Redacted – requirements]

EXHIBIT C

PADCO-PROTIVA LICENSE AND SERVICES AGREEMENT

EXHIBIT D

PROTIVA-MONSANTO LICENSE AND SERVICES AGREEMENT

Attached

EXHIBIT E

FORM OF

MILESTONE ACHIEVEMENT NOTICE

[            ] [    ], 20[    ]

Monsanto Canada, Inc.

Attention: [    ]

Re:	Milestone Achievement Notice

Ladies and Gentlemen:

Reference is hereby made to that certain Option Agreement, dated as of January 12, 2014 (the “Option Agreement”), by and among Monsanto Canada, Inc., a Canadian corporation, Tekmira Pharmaceuticals Corporation, a British Columbia corporation, Protiva Biotherapeutics Inc., a British Columbia corporation, and Protiva Agricultural Development Company Inc., British Columbia corporation (the “Company”). Capitalized terms which are used herein without definition shall have the same meanings herein as in the Option Agreement.

Pursuant to Section 3(b)(i) of the Option Agreement, we hereby notify you that the JRC has made a determination that the Company has satisfied [the Upfront Option Completion Criteria] [the Option Set-up Completion Criteria] [the Option Shipment Completion Criteria] [the Option Insect Phase A Completion Criteria] [the Option Plant Phase A Completion Criteria] [the Option Insect Phase B Completion Criteria] [the Option Plant Phase B Completion Criteria] [the Option Insect Phase C Completion Criteria] [the Option Plant Phase C Completion Criteria] [the Technology Transfer Completion Criteria], and [the Upfront Option Trigger] [the Option Set-up Milestone] [the Option Shipment Milestone] [the Option Insect Milestone A] [the Option Plant Milestone A] [the Option Insect Milestone B] [the Option Plant Milestone B] [the Option Insect Milestone C] [the Option Plant Milestone C] [the Technology Transfer] has therefore been achieved.

Very truly yours,

Joint Research Committee

Name:

Name:

CONFIDENTIAL

EXHIBIT F

DISCLOSURE SCHEDULE

TO PROTIVA AGRICULTURAL DEVELOPMENT COMPANY INC.

OPTION AGREEMENT

by and among

MONSANTO CANADA, INC.,

TEKMIRA PHARMACEUTICALS CORPORATION,

PROTIVA BIOTHERAPEUTICS INC.,

and

PROTIVA AGRICULTURAL DEVELOPMENT COMPANY INC.

Dated as of January 12, 2014

CONFIDENTIAL

[Redacted – terms of disclosure]

CONFIDENTIAL

Section 4(f)(iii)(A)

INTELLECTUAL PROPERTY

[Redacted – disclosure]

CONFIDENTIAL

Section 4(f)(iii)(C)

COVENANTS NOT TO SUE

[Redacted – disclosure]

CONFIDENTIAL

Section 4(f)(iii)(D)

RESEARCH PROGRAM NON-INFRINGEMENT AS OF THE EFFECTIVE DATE

[Redacted – disclosure]

CONFIDENTIAL

Section 4(f)(iii)(E)

RESEARCH PROGRAM IP NON-INFRINGEMENT ON THE CLOSING DATE

[Redacted – disclosure]

CONFIDENTIAL

Section 4(f)(iii)(F)

NO ACTIONS PENDING – PROTIVA IP

[Redacted – disclosure]

CONFIDENTIAL

Section 4(f)(x)

CONFIDENTIAL INFORMATION - EMPLOYEES

[Redacted – disclosure]

CONFIDENTIAL

Section 4(f)(x)-2

CONFIDENTIAL INFORMATION

[Redacted – disclosure]

CONFIDENTIAL

Section 4(f)(xi)

OPTIONS, LICENSES, COVENANTS, SECURITY INTERESTS, LIENS

[Redacted – disclosure]

CONFIDENTIAL

Section 4(f)(xii)

USE OF GOVERNMENTAL AUTHORITIES

[Redacted – disclosure]

CONFIDENTIAL

Section 4(h)(ii)

PERMITS

[Redacted – disclosure]

CONFIDENTIAL

Section 4(k)(i)

FINANCIAL STATEMENTS

[Redacted – disclosure]

EXHIBIT G

PRESS RELEASE

Attached

Tekmira Signs Development Agreement on Delivery Technology For Agricultural Applications

FOR IMMEDIATE RELEASE:	January 13, 2014

Vancouver, BC — Tekmira Pharmaceuticals Corporation (Nasdaq: TKMR, TSX: TKM), a leading developer of RNA interference (RNAi) therapeutics, announced today that it has signed an Option Agreement with Monsanto, pursuant to which Monsanto may obtain a license to use Tekmira’s proprietary delivery technology. The transaction will support the application of Tekmira’s proprietary delivery technology and related intellectual property (IP) for use in agriculture. Tekmira noted that the potential value of the transaction could reach up to US$86.2 million following the successful completion of milestones. Tekmira expects to receive a near term payment of net US$16.5 million.

The agreement announced today follows Monsanto’s initial testing of Tekmira’s proprietary delivery technology and the demonstration of initial positive results from use of that technology in the field of agriculture. The companies’ agreement and research collaboration will now focus on the development of new innovative biological solutions for farmers, which have the potential to provide new options for sustainable pest, virus and weed control.

Over the option period, which is expected to be approximately four years, Tekmira will provide lipid formulations to Monsanto’s research and development activities, and Monsanto will make certain payments to Tekmira to maintain its option rights. At any time during the option period, Monsanto may choose to exercise its option, in which case Monsanto will pay to Tekmira an option exercise fee and will receive a worldwide, exclusive right to use Tekmira’s proprietary delivery technology in the field of agriculture. Monsanto may elect to terminate this option at their discretion. Tekmira retains all rights to therapeutics uses of all current IP and IP developed under the agreement.

“Our proprietary delivery technology is enabling the most advanced applications of RNAi therapeutics in the clinic. This new agreement points to the broad applicability of Tekmira’s delivery platform, and underscores the promise of applying this science within the field of agriculture. We are pleased to have this additional validation of our technology,” said Dr. Mark J. Murray, Tekmira’s President and CEO.

“As a core pillar of our business strategy, we continue to seek out a wide range of partnerships where our technology can enable the programs of our collaborators,” added Dr. Murray.

“We are pleased to partner with Tekmira to explore development of their delivery technologies for the field of agriculture,” said Dr. Robert M McCarroll, Vice President of Chemistry Technology for Monsanto Company. “We believe that by collaborating with Tekmira, the company’s research can provide a key enablement to support and expand our BioDirect technology platform.”

About Monsanto Company

Monsanto Company, operating worldwide through its affiliates and subsidiaries, is a leading global provider of technology-based solutions and agricultural products that improve farm productivity and food quality. Monsanto remains focused on enabling both small-holder and large-scale farmers to produce more from their land while conserving more of our world’s natural resources such as water and energy. To learn more about our business and our commitments, please visit: www.monsanto.com. Follow our business on Twitter® at www.twitter.com/MonsantoNews, on the company blog, Beyond the Rows® at www.monsantoblog.com, or subscribe to our News Release RSS Feed.

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading delivery technology platforms to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering its delivery technology. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

Forward-Looking Statements and Information

This news release contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). Forward-looking statements in this news release include statements about Monsanto’s potential worldwide, exclusive right to use Tekmira’s proprietary LNP platform technology in the field of agriculture; the use of Tekmira’s proprietary LNP platform technology and related IP in agriculture applications; the Monsanto option agreement, including the quantum of the potential value, quantum and timing of expected payments, expected duration of the option period and expected focus of research collaboration activities on the development of new innovative biological solutions for farmers; the provision by Tekmira of lipid formulations to Monsanto’s research and development activities and payment by Monsanto to Tekmira to maintain its option rights; and Tekmira’s strategy, future operations, prospects and the plans of management.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: LNP’s status as a leading RNAi delivery technology; Tekmira’s research and development capabilities and resources; the use of LNP technology by Tekmira’s development partners; and the timing and quantum of payments to be received under contracts with Tekmira’s partners. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: the agreement with Monsanto may not result in the use of Tekmira’s technology in agricultural applications, or result in the payment (both quantum and timing) from Monsanto as anticipated, or at all; Tekmira’s technology many have no economically beneficial application in the field of agriculture; Monsanto may never exercise its option to receive a worldwide, exclusive right to use Tekmira’s proprietary LNP platform technology in the field of agriculture; Tekmira’s products may not prove to be effective or as potent as currently believed.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira’s Annual Report on Form 20-F for the year ended December 31, 2012, which is available at www.sedar.com or at www.sec.gov/edgar. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

Contact Information

Investors

Jodi Regts

Director, Investor Relations

Phone: 604-419-3234

Email: jregts@tekmirapharm.com

Media

David Ryan

Longview Communications Inc.

Phone: 416-649-8007

Email: dryan@longviewcomms.ca

EXHIBIT H

FORM OF

OPTION EXERCISE PRICE CERTIFICATE

[            ] [    ], 20[    ]

This OPTION EXERCISE PRICE CERTIFICATE (“Certificate”) is being delivered pursuant to Section 3(c)(i)(A) of that certain Option Agreement (the “Option Agreement”), dated as of January 12, 2014, by and among Monsanto Canada, Inc., a Canadian corporation (“Monsanto Canada”), Tekmira Pharmaceuticals Corporation, a Canadian corporation, Protiva Biotherapeutics Inc., a British Columbia corporation (“Protiva”), and Protiva Agricultural Development Company Inc., a British Columbia corporation. Capitalized terms which are used herein without definition shall have the same meanings herein as in the Option Agreement.

The undersigned, solely in [his] capacity as the [Chief Financial Officer] of Protiva, certifies the following:

(a) The total amount previously paid by Monsanto Canada as the Initiation Payments, if any, is $[—].

(b) The total amount previously paid by Monsanto Canada as the Upfront Option Payment, if any, is $[—].

(c) The total amount previously paid by Monsanto Canada as the Milestone Payments, if any, is $[—].

(d) The total amount of Indebtedness of the Company expected to be outstanding upon the Closing is $[—].

(e) Protiva’s calculation of the Option Exercise Price is $[—].

(f) Protiva’s calculation of the Option Exercise Price Credits is $[—].

(g) Protiva’s calculation of the Closing Payment is $[—].

Attached hereto as Exhibit A is documentation supporting the calculation of the amounts set forth herein.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has caused this Certificate to be executed the day and year first above written.

PROTIVA BIOTHERAPEUTICS INC.

By:
Name:
Title:

[Signature Page to Form of Option Exercise Price Certificate]

Exhibit A

SUPPORTING DOCUMENTATION

FORM OF

EARLY OPTION EXERCISE PRICE CERTIFICATE

[            ] [    ], 20[    ]

This EARLY OPTION EXERCISE PRICE CERTIFICATE (“Certificate”) is being delivered pursuant to Section 3(c)(ii)(A) of that certain Option Agreement (the “Option Agreement”), dated as of January 12, 2014, by and among Monsanto Canada, Inc., a Canadian corporation (“Monsanto Canada”), Tekmira Pharmaceuticals Corporation, a British Columbia corporation, Protiva Biotherapeutics Inc., a British Columbia corporation (“Protiva”), and Protiva Agricultural Development Company Inc., a British Columbia corporation. Capitalized terms which are used herein without definition shall have the same meanings herein as in the Option Agreement.

The undersigned, solely in [his] capacity as the [Chief Financial Officer] of Protiva, certifies the following:

(a) The total amount previously paid by Monsanto Canada as the Initiation Payments, if any, is $[—].

(b) The total amount previously paid by Monsanto Canada as the Upfront Option Payment, if any, is $[—].

(c) The total amount of all Milestone Payments regardless of whether such Milestone Payment has already been previously paid by Monsanto Canada is $[—].

(d) The total amount previously paid by Monsanto Canada as the Milestone Payments, if any, is $[—].

(e) The total amount of Indebtedness of the Company expected to be outstanding upon the Closing is $[—].

(f) Protiva’s calculation of the Early Option Exercise Price is $[—].

(g) Protiva’s calculation of the Early Option Exercise Price Credits is $[—].

(h) Protiva’s calculation of the Early Exercise Closing Payment is $[—].

Attached hereto as Exhibit A is documentation supporting the calculation of the amounts set forth herein.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned has caused this Certificate to be executed the day and year first above written.

PROTIVA BIOTHERAPEUTICS INC.

By:
Name:
Title:

[Signature Page to Form of Early Option Exercise Price Certificate]

Exhibit A

SUPPORTING DOCUMENTATION

1

EXHIBIT I

FORM OF

PHASE COMPLETION NOTICE

[            ] [    ], 20[    ]

Monsanto Canada, Inc.

Attention: [    ]

Re:	Phase Completion Notification

Ladies and Gentlemen:

Reference is hereby made to that certain Option Agreement, dated as of January 12, 2014 (the “Option Agreement”), by and among Monsanto Canada, Inc., a Canadian corporation (“Monsanto Canada”), Tekmira Pharmaceuticals Corporation, a British Columbia corporation, Protiva Biotherapeutics Inc., a British Columbia corporation, and Protiva Agricultural Development Company Inc., a British Columbia corporation (the “Company”). Capitalized terms which are used herein without definition shall have the same meanings herein as in the Option Agreement.

Pursuant to Section 2(e) of the Option Agreement, we hereby notify you that the JRC has made a determination that the Company has completed [Phase A] [Phase B] and that Monsanto Canada has thirty (30) days after receipt of this notice to elect to initiate the subsequent phase.

Very truly yours,

Joint Research Committee

Name:

Name:

2

EXHIBIT J

CERTAIN KNOWLEDGE PERSONS

[Redacted – names]

Note: In the event that any of the above Persons is no longer employed by Tekmira or Protiva or any of their Affiliates, then such Person shall be removed from this Exhibit J and shall be replaced with the name of the Person hired to replace Person.

3

EXHIBIT K

CERTAIN PRINCIPAL COMPETITORS

[Redacted – names]

4

APPENDIX A

[Redacted – representations and warranties and indemnification]